Exhibit 99.1

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 3/31/2007	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION IN THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY, AND ITS MANAGERS ARE RESPONSIBLE FOR ENSURING THE AUTHENTICITY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Registration Number (CNPJ)
00398-0	GERDAU S.A.	33.611.500/0001-19

4 - Register Inscription Number - NIRE
33300032266

01.02 - HEAD OFFICE

1 - Address Av. João XXIII, 6777			2 - Suburb or District Sta. Cruz

3 - ZIP CODE 23560-900	4 - MUNICIPALITY RIO DE JANEIRO			5 - STATE RJ

6 - AREA CODE 051	7 - PHONE 3323-2000	8 - PHONE -	9 - PHONE -	10 - TELEX

11 - AREA CODE 051	12 - FAX 3323-2281	13 - FAX -	14 - FAX -

15 - E-MAIL inform@gerdau.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME OSVALDO BURGOS SCHIRMER

2 - Address Av. FARRAPOS, 1811			3 - Suburb or District Floresta

4 - ZIP CODE 90220-005	5 - MUNICIPALITY PORTO ALEGRE			6 - STATE RS

7 - AREA CODE 051	8 - PHONE 3323-2000	9 - PHONE -	10 - PHONE -	11 - TELEX

12 - AREA CODE 051	13 - FAX 3323-2281	14 - FAX -	15 - FAX -

16 - E-MAIL inform@gerdau.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	1	1/1/2007	3/31/2007	4	10/1/2006	12/31/2006

9 - NAME OF INDEPENDENT ACCOUNTANTS DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	10 - CVM CODE 00385-9

11 - NAME OF RESPONSIBLE ACCOUNTANT FERNANDO CARRASCO	12 - TAXPAYER ID NO. OF RESP. ACCOUNTANT . 041.702.178-02

01.05 - CAPITAL

Number	1 - CURRENT QUARTER 3/31/2007	2 - PRIOR QUARTER 12/31/2006	3 - SAME QUARTER PRIOR YEAR 3/31/2006
(thousand)
Subscribed Capital
1 - Common	231,607	231,607	154,405
2 - Preferred	435,986	435,986	290,657
3 - Total	667,593	667,593	445,062
Treasury Stock
4 - Common	0	0	0
5 - Preferred	5,070	5,103	1,909
6 - Total	5,070	5,103	1,909

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other

2 - SITUATION Operational

3 - SHARE CONTROL NATURE Private National

4 - ACTIVITY CODE 3060 – Metal and Steel Manufacturer

5 - MAIN ACTIVITY INVESTMENT AND MANAGEMENT

6 - CONSOLIDATION TYPE Total

7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - Federal Corporate Registration Number (CNPJ)	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of directors’ meeting	2/7/2007	Dividends	3/6/2007	registered common	0.3500000000
02	Board of directors’ meeting	2/7/2007	Dividends	3/06/2007	registered preferred	0.3500000000
03	Board of directors’ meeting	5/3/2007	Interest on capital	5/24/2007	registered common	0.3400000000
04	Board of directors’ meeting	5/3/2007	Interest on capital	5/24/2007	registered preferred	0.3400000000

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - SUBSCRIBED CAPITAL	4 - CHANGE AMOUNT	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED	7 - SHARE PRICE ON ISSUE DATE
		(Thousands of reals)	(Thousands of reals)		(Thousand)	(Reals)
01	4/12/2006	7,810,453	2,603,484	Profit Reserve	222.531	11,6994219900

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE 5/3/2007	2 – SIGNATURE

02.01 - Balance Sheets - Assets (R$ thousand)

1 - Code	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1	Total assets	12,807,788	12,253,666
1.01	Current assets	517,919	1,109,570
1.01.01	Cash	2,692	172
1.01.02	Receivables	491,369	1,083,949
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Sundry receivables	491,369	1,083,949
1.01.02.02.01	Dividends receivable	0	231,425
1.01.02.02.02	Tax credits	74,005	93,375
1.01.02.02.03	Marketable securities	417,364	759,149
1.01.02.02.04	Employees	0	0
1.01.03	Inventories	0	0
1.01.04	Other	23,858	25,449
1.01.04.01	Other accounts receivable	181	249
1.01.04.02	Deferred income and social contribution taxes	0	0
1.01.04.03	Prepaid expenses	23,677	25,200
1.02	Noncurrent asset	12,289,869	11,144,096
1.02.01	Long-term receivables	730,402	266,610
1.02.01.01	Sundry credits	0	0
1.02.01.02	Intercompany receivables	146,595	168,985
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	146,595	168,985
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	583,807	97,625
1.02.01.03.01	Tax credits	31,367	30,971
1.02.01.03.02	Escrow deposits	13,944	15,070
1.02.01.03.03	Deferred income and social contribution taxes	25,020	27,980
1.02.01.03.04	Other receivables	11,128	23,604
1.02.01.03.05	Deposit For Future Investments in Companies	502,348	0
1.02.01.03.06	Prepaid expenses	0	0
1.02.02	Permanent assets	11,559,467	10,877,486
1.02.02.01	Investments	11,559,073	10,877,103
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - Goodwill	0	0
1.02.02.01.03	In subsidiaries	11,587,501	10,918,927
1.02.02.01.04	In subsidiaries - Goodwill	(45,720)	(46,640)
1.02.02.01.05	Other	17,292	4,816
1.02.02.02	Property, plant and equipment	394	383
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	0

02.02 - Balance Sheets – Liabilities and Shareholders’ Equity (R$ thousand)

1 - Code	2 - DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
2	Total liabilities and shareholders’ equity	12,807,788	12,253,666
2.01	Current liabilities	19,235	262,973
2.01.01	Loans and financing	6,926	7,030
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	43	1,505
2.01.04	Taxes payable	2,058	13,463
2.01.05	Dividends payable	813	231,881
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	0	0
2.01.08	Other	9,395	9,094
2.01.08.01	Other accounts payable	8,612	8,861
2.01.08.02	Deferred income and social contribution taxes	0	0
2.01.08.03	Profit sharing	0	0
2.01.08.04	Salaries payable	783	233
2.02	Noncurrent liabilities	2,133,790	2,026,055
2.02.01	Long-term liabilities	2,133,790	2,026,055
2.02.01.01	Loans and financing	1,230,240	1,282,800
2.02.01.02	Debentures	820,706	660,930
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	82,844	82,325
2.02.01.06.01	Reserve for contingencies	27,027	27,027
2.02.01.06.02	Deferred income and social contribution taxes	55,817	55,298
2.02.01.06.03	Other accounts payable	0	0
2.02.01.06.04	Employee benefits	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ equity	10,654,763	9,964,638
2.04.01	Paid-up capital	7,810,453	7,810,453
2.04.02	Capital reserves	376,873	376,873
2.04.02.01	Monetary adjustment of capital	314	0
2.04.02.02	Investment grants	342,910	342,910
2.04.02.03	Special reserve - Law No. 8200/91	0	21,487
2.04.02.04	Other	33,183	12,476
2.04.02.05	Share premium	466	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	1,777,707	1,777,312
2.04.04.01	Legal	159,109	159,109
2.04.04.02	Statutory	1,618,598	1,618,203

02.02 - Balance Sheets - Liabilities and Shareholders’ Equity (R$ thousand)

1 - Code	2 - DESCRIPTION	3 - 31/03/2007	4 - 31/12/2006
2.04.04.03	for contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other	0	0
2.04.05	Retained earnings/accumulated deficit	689,730	0
2.04.06	Advances for future capital increase	0	0

03.01 - Statements of Income (R$ thousand)

1 - Code	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	700,829	700,829	710,706	710,706
3.06.01	Selling expenses	0	0	0	0
3.06.02	General and administrative expenses	(12,450)	(12,450)	(7,751)	(7,751)
3.06.03	Financial	42,817	42,817	96,048	96,048
3.06.03.01	Financial income	31,299	31,299	53,774	53,774
3.06.03.02	Financial expenses	11,518	11,518	42,274	42,274
3.06.04	Other operating income	971	971	2,300	2,300
3.06.05	Other operating expenses	(3)	(3)	0	0
3.06.06	Equity in subsidiaries and affiliates	669,494	669,494	620,109	620,109
3.07	Income from operations	700,829	700,829	710,706	710,706
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	700,829	700,829	710,706	710,706
3.10	Provision for income and social contribution taxes	(7,385)	(7,385)	0	0
3.11	Deferred income tax	(3,479)	(3,479)	(30,492)	(30,492)
3.12	Profit sharing and contributions	(234)	(234)	(199)	(199)
3.12.01	Profit sharing	(234)	(234)	(199)	(199)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	689,731	689,731	680,015	680,015

03.01 - Statements of Income (R$ thousand)

1 - Code	2 – DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 – 1/1/2006 to 3/31/2006	6 – 1/1/2006 to 3/31/2006
	Number of shares (thousands), excluding treasury stock	662,523	662,523	443,153	443,153
	EARNINGS PER SHARE	1.04107	1.04107	1.53449	1.53449
	LOSS PER SHARE

003 98–0 GERDAU S.A.	33.611.500/0001–19

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 1 - OPERATIONS

Gerdau S.A. (the “Company”) is a publicly traded corporation with its head office in the city of Rio de Janeiro, and the holding company of the Gerdau Group.  The Company is engaged principally in the production and sale of steel and iron products in general, with plants located in Brazil, Argentina, Chile, Colombia, Peru, Uruguay, United States, Canada, Mexico and Spain.

The Gerdau Group has an installed capacity of 19.6 million tons of crude steel per year, producing steel in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept). Gerdau also produces steel from iron ore (through blast furnaces and direct reduction) and has units engaged exclusively in producing specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world. The industrial sector is the most important market, where manufacturers of consumer goods, such as vehicles and equipment for commercial and home use, basically use merchant bars available in various specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 - PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared and are presented in accordance with accounting practices established by the Brazilian Corporate Law and standards established by the Brazilian Securities Commission (CVM).

NOTE 3 – SIGNIFICANT ACCOUNTING PRACTICES

a)             Cash and Marketable Securities - marketable securities are recorded at cost plus income earned through the date of the interim financial statements, applying the interest rates agreed with the financial institutions, which does not exceed market value.

b)             Trade Accounts Receivable - are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates in effect at the date of the interim financial statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers the history of losses, individual situation of each customer and the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

c)             Inventories - are stated at the lower of market value and average production or acquisition cost.

d)             Investments - investments in subsidiaries and affiliates are accounted for under the equity method, adjusted for unamortized goodwill/negative goodwill and provision for losses, when applicable, and equity in earnings or losses of subsidiaries and affiliates is recorded in an income statement account. Capital gains or losses resulting from changes in equity interests in subsidiaries are recorded as nonoperating income or expenses.

e)             Property, Plant and Equipment - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis at the rates stated in Note 11, based upon the estimated useful lives of the assets. The capitalization of interest, calculated based on the Company’s average funding rate, is made over the period of construction of the assets.

f)               Intangible Assets – are amortized over a period of ten years from the date benefits begin to be earned.

g)            Deferred Charges – are amortized on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities.

h)            Loans and Financing - are stated at the contract values plus interest and monetary or exchange variations. The adjustments receivable or payable on swap transactions linked to financing contracts are classified together with the related financing.

i)               Income and Social Contribution Taxes - are calculated using the tax rates in effect and take into consideration the offset of tax losses for purposes of determining the tax due. Deferred taxes are recognized on tax loss carryforwards  and temporary differences.

j)               Employee Benefits - the actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plan are recorded according to CVM Resolution No. 317/2000, based an actuarial calculation made every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the corresponding costs are recognized over the employees’ working lives.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accumulated to calculate the total obligation. Other actuarial assumptions are also used, such as estimates of increase in health care costs, biological and economic hypotheses and, also, historical data of costs incurred and employee contributions.

k)           Other Current and Noncurrent Assets and Liabilities - are recorded at realizable amounts (assets) and at known or estimated amounts plus accrued charges and monetary variations (liabilities), when applicable.

l)               Related Parties - loan agreements between Brazilian companies are adjusted at the weighted average interest rate for market funding. The loan agreements with foreign companies are adjusted by charges (LIBOR plus 3% per year) plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

m)         Long-Term Incentive Plans - the Company pays its chief officers a portion of the compensation in preferred stock options. Therefore, the Company buys back its own shares and keeps them in treasury for delivery to the officers when they exercise their options and pay the exercise price.

Gains and losses related to the difference between the cost of shares and the amount received from the officers are recorded in capital reserves without passing through P&L.

n)            Results of Operations - are determined on the accrual basis.

o)             Use of Estimates - the preparation of interim financial statements requires the use of estimates to record certain assets, liabilities and other transactions. The interim financial statements include, therefore,  estimates of useful lives of property, plant and equipment, reserve for contingencies, provisions for income taxes and other. Actual results could differ from those estimates.

p)             Investments in Environmental Protection – expenditures related to compliance with environmental regulations are considered as cost of production or are capitalized when incurred.

q)             Translation of Foreign Currency Balances - assets and liabilities of transactions in foreign currencies are translated into local currency (Brazilian real) at the exchange rate prevailing at the quarter end.

NOTE 4 - CONSOLIDATED INTERIM FINANCIAL STATEMENTS

a)              The consolidated interim financial statements as of March 31, 2007 have been prepared in accordance with accounting practices established by the Brazilian Corporate Law and standards established by the Brazilian Securities Commission (CVM) and include the accounts of Gerdau S.A. and its direct or indirect subsidiaries as listed below.

		Consolidation	Adjusted	Ownership percentage
Consolidated company	Country	percentage	net assets	Total capital (*)	Voting capital
Gerdau GTL Spain S.L.	Spain	100	4.014.962	100,00	100,00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100	4.082.282	66,78	66,78
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	Brazil	100	4.016.199	100,00	100,00
Gerdau Açominas and subsidiaries (2)	Brazil	100	3.436.854	89,35	89,36
Gerdau Aços Longos S.A.	Brazil	100	3.406.097	89,35	89,36
Paraopeba - Fundo de Investimento Renda Fixa (3)	Brazil	100	2.582.184	97,81	97,81
Gerdau Steel Inc.	Canada	100	1.903.605	100,00	100,00
Corporación Sidenor S.A. and subsidiaries (4)	Spain	40	1.337.256	40,00	40,00
Gerdau América do Sul Participações S.A.	Brazil	100	915.708	89,35	89,36
Axol S.A.	Uruguay	100	681.705	100,00	100,00
Gerdau Aços Especiais S.A.	Brazil	100	708.596	89,35	89,36
Gerdau Chile Inversiones Ltda. and subsidiaries (5)	Chile	100	649.674	99,00	99,00
Gerdau Hungria Holdings Limited Liability Company	Hungary	100	633.908	98,75	98,75
Gerdau Comercial de Aços S.A.	Brazil	100	578.824	89,35	89,36
Aramac S.A. and subsidiaries (6)	Uruguay	100	373.470	100,00	100,00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	100	355.210	83,28	83,28
Diaco S.A. and subsidiaries (7)	Colombia	100	313.556	57,76	57,76
Feld Group S.A. and subsidiaries (8)	Mexico	100	294.561	100,00	100,00
Seiva S.A. - Florestas e Indústrias	Brazil	100	268.108	97,06	99,73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100	245.885	100,00	100,00
Dona Francisca Energética S.A.	Brazil	52	131.327	51,82	51,82
Margusa - Maranhão Gusa S.A.	Brazil	100	107.497	100,00	100,00
Gerdau Laisa S.A.	Uruguay	100	95.662	99,90	99,90
Sipar Gerdau Inversiones S.A. and subsidiaries (9)	Argentina	100	649.674	83,77	83,77
Siderúrgica del Pacífico S.A.	Colombia	100	61.194	98,30	98,30
Florestal Itacambira S.A.	Brazil	100	6.455	100,00	100,00
GTL Financial Corp.	Netherlands	100	3.809	100,00	100,00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1)          Subsidiaries: Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., Ameristeel Bright Bar Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel  and Gallatin Steel Company (50% - proportionately consolidated).

(2)          Subsidiaries: Gerdau Açominas Overseas Ltd. and Açominas Com. Imp. Exp. S.A. – Açotrading.

(3)          Fixed-rate investment fund managed by Banco Gerdau S.A., which began to be consolidated in 2006 in accordance with CVM Instruction 408/2004.

(4)          Subsidiaries: Corporación Sidenor, S.A. y Cía, Sidenor Industrial S.L., Aços Villares S.A. (58.44%), Forjanor S.L., Sidenor y Cía Sociedad Colectiva, Sidenor I+D S.A., Faersa S.A., and GSB Acero, S.A.

(5)          Subsidiaries: Industria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Armacero Industrial y Comercial S.A. (50% - proportionately consolidated), Distribuidora Matco S.A., Aceros Cox Comercial S.A, Salomon Sack S.A., and Matco Instalaciones Ltda.

(6)          Subsidiaries: GTL Equity Investments Corp., Focus Resources Corp., and Sprint Global Corp.

(7)          Subsidiaries: Ferrer Ind. Corporation, Laminados Andinos S.A., Laminadora Diaco S.A., Aceros Figurados S.A., and Ferrofigurados Lasa S.A. (55%).

(8)          Subsidiaries: Siderúrgica Tultitlán, S.A., Ferrotultitlán, S.A., and Arrendadora Valle de México, S.A.A.

(9)          Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

b) Significant accounting practices used in preparing the consolidated interim financial statements are as follows:

I)                    Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and determine their assets and liabilities. The financial statements of foreign subsidiaries were adjusted to conform to Brazilian accounting practices. The balance sheet accounts were translated using the exchange rate prevailing at the quarter end and the income statement accounts were translated at the monthly average exchange rate.

II)                Intercompany accounts have been eliminated.

III)            Minority interest in subsidiaries is shown separately.

c) The principal transactions for the quarter ended March 31, 2007 are as follows:

I)                    On March 6, 2007 the National Electric Energy Agency (ANEEL) transferred to the subsidiary Gerdau Aços Longos S.A. the electricity generation concession of the Caçu and Barra dos Coqueiros hydroelectric power complex, which is composed of two hydroelectric power plants to be built on the Claro River between the cities of Caçu and Cachoeira Alta in the southeast region of the State of Goiás.

The power plants will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros with 90 MW) and shall be ready at the beginning of 2010. The investments is estimated at US$ 230 million (R$ 471,592 as of March 31, 2007).

II)                On March 28, 2007 Gerdau acquired, through its subsidiary Gerdau GTL Spain S.L., the holding Grupo Feld, S.A. de C.V. with headquarters in Mexico City, Mexico, for US$ 259 million (R$ 536,544 on date of acquisition). The company holds 100% of the following companies: Siderúrgica Tultitlán, S.A. de C.V.; Ferrotultitlán, S.A. de C.V., and Arrendadora Valle de México, S.A. de C.V.  Goodwill of R$ 236,158 arose on this acquisition, based on expected future earnings.

Siderúrigca Tultitlán steel is located in the Mexico City metropolitan area and is a mini-mill that produces long steel, rebars, and merchant bars, with an annual installed capacity of 350,000 metric tons of crude steel and 330,000 metric tons of rolled products. The investment plan is already underway and should be finished by the end of the current year, when the production capacity will reach 500,000 metric tons of steel and 430,000 metric tons of rolled products. Ferrotultitlán sells steel products and Arrendadora Valle de México is a real estate company whose assets include the land and buildings of Siderúrgica Tultitlán. The balance sheet accounts of this company were consolidated in this quarter and the income statement accounts will be consolidated beginning in the 2nd quarter of this year.

d) The consolidated financial statements include the accounts of the jointly-owned subsidiaries Dona Francisca Energética S.A., Corporación Sidenor S.A. and its subsidiaries, Armacero Industrial y Comercial Ltda., and Gallatin Steel Company, whose assets, liabilities, revenues and expenses were included proportionately to the direct and indirect interest of the parent company in these subsidiaries.

The principal balances of the financial statements of these companies, under the proportionate consolidation, are as follows:

	Dona Francisca Energética S.A.		Gallatin Steel Company		Corporación Sidenor S.A. Consolidated		Armacero Ind. Com. Ltda.
	3/31/2007	12/31/2006	3/31/2007	12/31/2006	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Assets
Current	136.488	134.824	406.267	403.010	2.328.132	2.390.240	37.893	29.379
Non-current	230.992	231.852	431.125	453.853	1.852.575	1.896.476	31.650	33.738
Total assets	367.480	366.676	837.392	856.863	4.180.707	4.286.716	69.543	63.117

Liabilities
Current	41.217	42.790	131.123	102.008	1.500.367	1.585.021	39.756	30.295
Non-current	194.936	196.918	47.540	48.840	1.368.836	1.405.926	15.928	17.388
Minority ownership	—	—	—	—	247.719	229.877	—	—
Adjusted net assets	131.327	126.968	658.729	706.015	1.063.785	1.065.892	13.859	15.434
Total liability and shareholders’ equity	367.480	366.676	837.392	856.863	4.180.707	4.286.716	69.543	63.117

	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006
Statement of income
Net sales revenue	12.083	11.702	447.291	500.799	1.278.181	873.620	23.270	87.437
Cost of sales	(3.551)	(4.528)	(378.290)	(355.180)	(980.482)	(648.742)	(21.735)	(80.761)
Gross profit	8.532	7.174	69.001	145.619	297.699	224.878	1.535	6.676
Sales, general and administrative expenses	(263)	(317)	(5.451)	(26.524)	(85.534)	(65.292)	(1.956)	(5.365)
Other financial expenses	(1.771)	(1.675)	(485)	(571)	(14.689)	(5.840)	(362)	(17)
Other operating expenses/revenues	—	—	(1.814)	(1.278)	(1.077)	(5.237)	129	695
Operating profit (loss)	6.498	5.182	61.251	117.246	196.399	148.509	(654)	1.989
Non-operating income	96	(302)	(33)	114	2.817	2.287	—	—
Provision for income tax and social contribution	(2.236)	(1.654)	(37)	(177)	(65.273)	(47.559)	(105)	(366)
Minority ownership	—	—	—	—	(25.466)	(25.280)	—	—
Net profit (loss)	4.358	3.226	61.181	117.183	108.477	77.957	(759)	1.623

e)              The Company and its direct and indirect subsidiaries have goodwill and negative goodwill that are amortized as the assets that gave rise to them are realized, based on the average useful lives of the assets or the realization of the projected future profits, limited to ten years, as follows:

	Company	Consolidated
Goodwill included in the investment accounts
Balance on December 31, 2006 (based on estimated future income)	14.630	—
(-) Portion amortized in the period	(605)	—
Balance on March 31, 2007 (based on estimated future income)	14.025	—

Goodwill by subsidiary:
Dona Francisca Energética S.A.	14.025	—

Negative goodwill included in the investment account
Balance on December 31, 2006	(61.270)	—
(+) Portion amortized in the period	1.525	—
Balance on March 31, 2007	(59.745)	—

Negative goodwill by subsidiary:
Empresa Siderúrgica del Perú S.A.A. - Siderperú (*)	(59.745)	—

Goodwill included in the fixed assets accounts
Balance on December 31, 2006 (based on undervaluation of assets)	—	399.292
(-) Foreign exchange variation	—	(11.768)
(-) Portion amortized in the period	—	(13.003)
Balance on March 31, 2007 (based on undervaluation of assets)	—	374.521

Goodwill by subsidiaries:
Gerdau Ameristeel US Inc.	—	71.934
Corporación Sidenor, S.A.	—	238.041
GSB Acero, S.A.	—	50.312
Aços Villares S.A.	—	14.234
	—	374.521
Negative goodwill included in the fixed assets account
Balance on December 31, 2006 (based on overvaluation of assets)	—	(299.815)
(+) Foreign exchange variation	—	1.960
(+) Portion amortized in the period	—	9.495
Balance on March 31, 2007 (based on overvaluation of assets)	—	(288.360)

Negative goodwill by subsidiaries:
Gerdau Açominas S.A.	—	(181.555)
Diaco S.A.	—	(22.096)
Siderúrgica del Pacífico S.A.	—	(23.759)
Empresa Siderúrgica del Perú S.A.A. - Siderperú	—	(59.745)
Others	—	(1.205)
	—	(288.360)

	Company	Consolidated
Goodwill included in the intangible asset account
Balance as of December 31, 2006 (based on expected future earnings)	—	343,164
(-) Exchange variation	—	(9,901)
(+) Grupo Feld, S.A. (note 4c - II)	—	236,158
(+) Siderúrgica Tultitlán, S.A.	—	22,667
(-) Portion amortized in the period	—	(12,378)
Balance as of March 31, 2007 (based on expected future earnings)	—	579,710

Goodwill by subsidiary:
Dona Francisca Energética S.A.	—	14,025
Distribuidora Matco S.A.	—	3,918
Sipar Gerdau Inversiones S.A.	—	46,561
Sheffield Steel Corporation	—	124,034
Pacific Coast Steel, Inc.	—	132,347
Grupo Feld, S.A.	—	236,158
Siderúrgica Tultitlán, S.A.	—	22,667
	—	579,710

(*) In this company, the negative goodwill was booked under the catpion “investments” since Gerdau S.A. is a holding company. In the consolidated financial statements the balance was reclassified to property, plant and equipment due to the economic fundamentals of the negative goodwill.

The goodwill is a result of the difference between the purchase amount and the shareholders’ equity amount  and is based on expected future earnings of the acquired business, calculated on the discounted cash flow method for a period of 10 years.

f) The equity in subsidiaries in the consolidated statement of income refers basically to the effects of exchange variation on foreign investments and goodwill amortization.

NOTE 5 - CASH AND MARKETABLE SECURITIES

	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Marketable securities
Fixed income investments	417.364	759.149	4.365.097	5.017.122
Investment funds	—	—	223.751	246.468
Total marketable securities	417.364	759.149	4.588.848	5.263.590

Cash	2.692	172	649.403	703.233
	420.056	759.321	5.238.251	5.966.823

FEDERAL PUBLIC SERVICE

Marketable securities consist primarily of federal government securities and bank certificates of deposit  (CDB) at market prices and rates, and are stated at cost plus income earned, recognized proportionately to the quarter end, not in excess of market value.

Of the existing balance, R$ 987,658 – consolidated (R$ 2,175,285 – consolidated as of December 31, 2006), refer to investments held by companies abroad in foreign currency, principally U.S. dollars.

NOTE 6 - TRADE ACCOUNTS RECEIVABLE

	Consolidated
	3/31/2007	12/31/2006
Customer accounts receivable - in Brazil	782.922	758.649
Trade accounts receivable - exports from Brazil	133.716	229.966
Customer accounts receivable - foreign companies	2.017.768	1.587.642
(-) Provision for credit risks	(69.279)	(71.264)
	2.865.127	2.504.993

Aging list of trade accounts receivable is as follows:

Consolidated
3/31/2007
Amounts to be paid	2.188.970
Overdue:
Up to 30 days	640.053
Between 31 and 60 days	43.725
Between 61 and 90 days	4.745
Between 91 and 180 days	5.907
Between 181 and 360 days	14.999
Over 360 days	36.007
(-) Provision for credit risks	(69.279)
2.865.127

NOTE 7 - INVENTORIES

	Consolidated
	3/31/2007	12/31/2006
Finished products	1.800.503	1.837.708
Products in progress	826.562	894.716
Raw materials	1.087.811	1.061.345
Storehouse materials	670.676	677.547
Advances to suppliers	82.814	61.924
Ongoing imports	119.618	178.585
(-) Provision for obsolescence and market value adjustment	(30.556)	(66.773)
	4.557.428	4.645.052

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

NOTE 8 - TAX CREDITS

	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Short-term
ICMS - Tax on Sales and Services	—	—	125.678	114.014
PIS - Social Integration Program	1.722	22.980	20.469	48.374
COFINS - Social Contribution on Revenues	—	—	99.079	125.674
IPI - Excise tax	—	—	25.920	17.472
IRRF - Income Tax Withheld at Source	72.283	70.384	117.696	184.839
IVA - Value-added tax	—	—	10.821	16.991
Other	—	11	26.533	8.418
	74.005	93.375	426.196	515.782

Long-term
ICMS - Tax on Sales and Services	—	—	220.631	175.126
PIS - Social Integration Program	19.441	19.256	43.844	33.024
COFINS - Social Contribution on Revenues	11.926	11.715	123.717	75.221
IPI - Excise tax	—	—	11.163	4.878
IRRF - Income Tax Withheld at Source	—	—	33.502	30.590
Other	—	—	5.357	36.235
	31.367	30.971	438.214	355.074
	105.372	124.346	864.410	870.856

The estimate of realization of the noncurrent tax credits is as follows:

	Company	Consolidated
2008	31.367	170.245
2009	—	128.907
2010	—	117.373
After 2011	—	21.689
	31.367	438.214

NOTE 9 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income and social contribution taxes:

	Company
	3/31/2007			3/31/2006
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Profit before income tax and social contribution, after statutory ownership	700.595	700.595	700.595	710.507	710.507	710.507
Standard rates of tax	25%	9%	34%	25%	9%	34%
Expenses for income tax and social contribution at standard rates of tax	(175.149)	(63.054)	(238.203)	(177.627)	(63.946)	(241.573)
Tax adjustment with reference to:
- equity in the (earnings) losses of subsidiaries	167.373	60.254	227.627	155.026	55.809	210.835
- permanent differences (net)	(226)	(62)	(288)	167	79	246
Income tax and social contribution on net income	(8.002)	(2.862)	(10.864)	(22.434)	(8.058)	(30.492)

Current	(5.439)	(1.946)	(7.385)	—	—	—
Deferred	(2.563)	(916)	(3.479)	(22.434)	(8.058)	(30.492)

	Consolidated
	3/31/2007			3/31/2006
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Profit before income tax and social contribution, after statutory ownership	1.140.451	1.140.451	1.140.451	1.161.352	1.161.352	1.161.352
Standard rates of tax	25%	9%	34%	25%	9%	34%
Expenses for income tax and social contribution at standard rates of tax	(285.113)	(102.641)	(387.754)	(290.338)	(104.522)	(394.860)
Tax adjustment with reference to:
- rates of tax difference in foreign companies	(2.711)	63.106	60.395	4.964	44.383	49.347
- equity in the (earnings) losses of subsidiaries	(46.070)	(16.585)	(62.655)	(49.307)	(17.751)	(67.058)
- recovery of deferred tax assets	—	—	—	2.052	739	2.791
- tax incentives	14.087	—	14.087	21.158	—	21.158
- deferred amortization - CVM 349	51.478	18.532	70.010	51.478	18.532	70.010
- permanent differences (net)	32.525	2.314	34.839	(14.847)	4.563	(10.284)
Income tax and social contribution on net income	(235.804)	(35.274)	(271.078)	(274.840)	(54.056)	(328.896)

Current	(232.870)	(24.024)	(256.894)	(222.029)	(36.339)	(258.368)
Deferred	(2.934)	(11.250)	(14.184)	(52.811)	(17.717)	(70.528)

The amortization of deferred charges is recognized under the straight-line method over a period of upt to 10 years, in accordance with CVM Instruction No. 349.

The Company’s subsidiaries received R$ 6,721 as of March 31, 2007 (R$ 8,469 as of March 31, 2006) of tax

incentives in the form of income tax reduction, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiaries Gerdau Aços Longos S.A. and Margusa – Maranhão Gusa S.A., located in the northeast region of Brazil, will receive until 2013 a 75% reduction in income tax on operating profit, which represented R$ 7,366 as of March 31, 2007 (R$ 12,689 as of March 31, 2006). These tax incentives were recorded and directly affected the income tax accounts on the statement of income.

b) Deferred income and social contribution taxes at statutory rates:

	Assets
	Company						Consolidated
	3/31/2007			12/31/2006			3/31/2007:			12/31/2006
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Tax losses	6.131	—	6.131	8.465	—	8.465	112.015	—	112.015	101.307	—	101.307
Negative social contribution base	—	2.130	2.130	—	2.964	2.964	—	6.328	6.328	—	7.300	7.300
Provision for contingencies	9.475	3.410	12.885	9.495	3.411	12.906	77.581	27.884	105.465	74.144	26.641	100.785
Benefits granted to employees	—	—	—	—	—	—	140.502	—	140.502	140.710	—	140.710
Other temporary differences	22	—	22	—	—	—	265.729	44.040	309.769	241.269	5.133	246.402
Amortized goodwill	2.591	933	3.524	2.439	878	3.317	12.167	4.381	16.548	12.015	4.326	16.341
Provision for losses	241	87	328	241	87	328	118.698	203	118.901	122.888	44.240	167.128
	18.460	6.560	25.020	20.640	7.340	27.980	726.692	82.836	809.528	692.333	87.640	779.973

Current	—	—	—	—	—	—	181.491	6.159	187.650	139.373	6.544	145.917
Long-term	18.460	6.560	25.020	20.640	7.340	27.980	545.201	76.677	621.878	552.960	81.096	634.056

	Liabilities
	Company						Consolidated
	3/31/2007			12/31/2006			3/31/2007			12/31/2006
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Accelerated depreciation	—	—	—	—	—	—	588.581	(1.201)	587.380	586.197	1.430	587.627
Amortized negative goodwill	41.042	14.775	55.817	40.660	14.638	55.298	51.185	14.932	66.117	50.803	14.795	65.598
Inflation/foreign exchange effect	—	—	—	—	—	—	85.249	30.958	116.207	53.959	21.441	75.400
	41.042	14.775	55.817	40.660	14.638	55.298	725.015	44.689	769.704	690.959	37.666	728.625

Current	—	—	—	—	—	—	97.492	29.063	126.555	64.516	22.157	86.673
Long-term	41.042	14.775	55.817	40.660	14.638	55.298	627.523	15.626	643.149	626.443	15.509	641.952

The tax credits arising from tax loss carrforwards (Company and Consolidated) are supported by projections of future taxable income adjusted to present value, based on technical feasibility studies submitted annually to the Board of Directors. These studies consider the history of profitability of the Company and its subsidiaries and the expectation of continuous profitability and estimated the recovery of credits over a period not exceeding ten years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

c) Estimated realization of deferred income and social contribution taxes:

	Assets
	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
2007	—	—	187.650	145.917
2008	2.577	2.582	91.435	91.983
2009	2.577	2.581	102.427	104.402
2010	2.577	2.581	89.509	90.554
2011 to 2013	2.577	2.581	159.070	163.923
2014 to 2015	14.712	17.655	179.437	183.194
	25.020	27.980	809.528	779.973

	Liabilities
	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
2007	—	—	126.555	86.673
2008	—	—	32.820	48.151
2009	—	—	44.037	58.619
2010 to 2012	—	—	154.795	181.631
2013 to 2014	—	—	131.214	139.084
from 2015 on	55.817	55.298	280.283	214.467
	55.817	55.298	769.704	728.625

NOTE 10 - INVESTMENTS

	Company
	Controlled Companies
	Gerdau Açominas S.A.	Gerdau Internacional Empreend. Ltda. (1)	Itaguaí Com. Imp. e Export. Ltda.	Gerdau Aços Longos S.A.	Gerdau Aços Especiais S.A.	Gerdau Comercial de Aços S.A.	Gerdau América do Sul S.A.	Dona Francisca Energética S.A.		Company Siderúrgica Del Perú S.A.A.		Other
	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Goodwill	Investment	Negative goodwill	Investment	Other	Total
Balance on December 31, 2006	2.869.896	2.783.016	239.627	2.800.677	581.098	495.956	786.638	65.793	14.630	296.203	(61.270)	23	4.816	10.877.103
Equity (2)	201.067	111.909	6.258	242.634	52.057	21.217	31.578	2.255	(605)	(401)	1.525	—	—	669.494
Aquisition of investment	—	—	—	—	—	—	—	—	—	—	—	—	12.476	12.476
Balance on March 31, 2007	3.070.963	2.894.925	245.885	3.043.311	633.155	517.173	818.216	68.048	14.025	295.802	(59.745)	23	17.292	11.559.073

Capital	1.654.160	2.663.342	145.110	2.207.860	379.205	517.846	625.184	66.600		380.737
Adjusted net assets	3.436.854	4.016.199	245.885	3.406.097	708.596	578.824	915.708	131.327		355.210
Net income for the adjusted period	170.848	155.254	6.258	180.221	46.877	17.569	35.340	4.358		9.881
Capital ownership total (%)	89,35%	72,08%	100,00%	89,35%	89,35%	89,35%	89,35%	51,82%		83,28%
Capital ownership voting (%)	89,36%	72,08%	100,00%	89,36%	89,36%	89,36%	89,36%	51,82%		83,28%
Common shares / shares of interest owned	160.711.825	1.919.769.142	145.109.651	160.711.825	160.711.825	160.711.825	160.711.825	345.109.212		822.310.526

Holder of the investments in foreign subsidiaries.

Includes amortization of goodwill/negative goodwill.

	Consolidated
	MRS Logística S.A. Investment	Eletrobrás Centrais Elétricas Brasileiras S.A. Investment	Other Investments	Total
Balance as of December 31, 2006	4.772	—	15.937	20.709
Acquisition/disposal of investment	—	12.516	(314)	12.202
Balance as of March 31, 2007	4.772	12.516	15.623	32.911

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

	Company
		3/31/2007			12/31/2006
	Annual taxes of depreciation %	Cost	Accrued depreciation	Net	Net
Data/rights/license electronic equipment	20 to 33	394	—	394	383
		394	—	394	383

	Consolidated
		3/31/2007			12/31/2006
	Annual taxes of depreciation/depletion %	Cost	Accrued depreciation and depletion	Net	Net
Lands, buildings and constructions	0 to 10	4.320.907	(1.538.487)	2.782.420	2.738.716
Machines, equipment, and installations	5 to 10	11.610.160	(6.331.151)	5.279.009	5.224.546
Furniture and appliances	5 to 10	183.581	(105.403)	78.178	72.859
Vehicles	20 to 33	131.728	(71.022)	60.706	63.670
Data/rights/license electronic equipment	20 to 33	470.702	(322.890)	147.812	162.771
Fixed assets under construction	—	3.102.818	—	3.102.818	2.675.464
Foresting/reforesting	Cutting plan	337.759	(72.651)	265.108	245.625
		20.157.655	(8.441.604)	11.716.051	11.183.651

a) Insured amounts – property, plant and equipment are insured against fire, electrical damage and explosion. The coverage is based on the amounts and risks involved. The plants of the North and South American subsidiaries (except for Brazil) and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

b) Capitalized interest and financial charges - financial charges for the quarter ended March 31, 2007 were recorded in the amount of R$ 18,428 – consolidated (R$ 20,106 – consolidated, as of March 31, 2006).

c) Guarantees - fixed assets were pledged as collateral for loans and financing, in the amount of R$ 1,923,295 – consolidated (R$ 1,401,276 - consolidated as of December 31, 2006).

d) Summary of changes in property, plant and equipment:

	Company	Consolidated
	3/31/2007	3/31/2007
Balance at the beginning of the quarter	383	11,183,651
(+) Acquisitions / dispositions in the quarter	11	713,221
(-) Depreciation and depletion in cost of sales	—	(240,154)
(-) Administrative depreciation and depletion	—	(21,670)
(+) Companies consolidated in the quarter	—	238,220
(-) Foreign exchange effect on fixed assets abroad	—	(157,217)
Balance at the end of the quarter	394	11,716,051

NOTE 12 - INTANGIBLE ASSETS

Intangible assets (Consolidated) refer primarily to Carbon Emission Reduction Certificates held by the subsidiary Corporación Sidenor, S.A., goodwill on acquisition of Pacific Coast Steel, and goodwill based on expected future earnings:

	Consolidated
	Dona Francisca Energética S.A.	Distribuidora Matco S.A.	Sipar Gerdau Inversiones S.A.	Sheffield Steel Corp.	Feld Group .S.A.	Siderúrgica Tultitlán, S.A.	Pacific Coast Steel Inc.		Corporación Sidenor S.A.	Other
	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Cert. Carbon Emission Reduction	Goodwill	Total
Balance on December 31, 2[ILLEGIBLE]	14.630	4.278	49.979	132.737	—	—	141.540	17.322	7.459	5.465	373.410

Exchange rate variation	—	(223)	(2.003)	(5.470)	—	—	(2.206)	(733)	(215)	(131)	(10.981)
Acquisition	—	—	—	—	236.158	22.667	—	2.174	—	260.999
Amortization	(605)	(137)	(1.415)	(3.233)	—	—	(6.987)	(1.205)	—	(179)	(13.761)
Balance on March 31, 2007	14.025	3.918	46.561	124.034	236.158	22.667	132.347	15.384	9.418	5.155	609.667

NOTE 13 - DEFERRED CHARGES

Deferred charges (consolidated) consist of preoperating expenses.

NOTE 14 – LOANS AND FINANCING

	Charges	Company		Consolidated
	yearly (*)	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Short term financing in reais
Working capital	6,50%	—	—	8.933	76.273
Short term financing in foreign currency
Working capital (US$)	6,08%	—	—	202.351	356.084
Financing of investment (US$)	5,05%	—	—	94.119	190.223
Working capital (€)	4,32%	—	—	74.624	79.364
Working capital (Clp$)	7,50%	—	—	24.207	28.868
Working capital (Cop$)	6,50%	—	—	74.308	9.166
Working capital (PA$)	9,98%	—	—	41.563	48.070
		—	—	520.105	788.048
Plus: long term financing current portion		6.926	7.030	1.155.335	1.171.602
Short term financing plus current portion		6.926	7.030	1.675.440	1.959.650

Long-term financing in reais
Working capital	10,85%	—	—	119.336	108.037
Financing of fixed assets	10,85%	—	—	1.356.106	729.580
Financing of investment	10,38%	—	—	362.447	898.082
Long-term financing in foreign currency
Working capital (US$)	6,32%	—	—	255.853	220.419
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	6,95%	1.237.166	1.289.830	2.050.018	2.137.224
Açominas exports notes receivable (US$)	2,97%	—	—	418.578	435.900
Advances of exports (US$)	2,24%	—	—	619.565	662.060
Financing of investment (US$)	6,08%	—	—	24.704	131.768
Financing of fixed assets and other (US$)	2,81%	—	—	1.923.213	1.916.473
Financing of fixed assets (Cdn$)	7,50%	—	—	14.203	1.048
Working capital (€)	4,32%	—	—	219.090	278.044
		1.237.166	1.289.830	7.363.113	7.518.635
Minus: current portion		(6.926)	(7.030)	(1.155.335)	(1.171.602)
Long term financing minus current portion		1.230.240	1.282.800	6.207.778	6.347.033
Total financing		1.237.166	1.289.830	7.883.218	8.306.683

(*) Weighted average tax on March 31, 2007.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (Long-term Interest Rate), established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES (National Bank for Economic and Social Development), or to the IGP-M (General Market Price Index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by curency:

	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Real (R$)	—	—	1.846.822	1.811.972
U.S. Dollar (US$)	1.237.166	1.289.830	5.588.401	6.050.151
Canadian Dollar (Cdn$)	—	—	14.203	1.048
Euro (€)	—	—	293.714	357.408
Colombian Peso (Cop$)	—	—	74.308	9.166
Argentine Peso (PA$)	—	—	41.563	48.070
Chilean Peso (Clp$)	—	—	24.207	28.868
	1.237.166	1.289.830	7.883.218	8.306.683

Maturity of long-term loans and financing:

	Company	Consolidated
2008	—	742,730
2009	—	896,264
2010	—	618,566
2011	—	449,758
After 2011	1,230,240	3,500,460
	1,230,240	6,207,778

a) Guaranteed Perpetual Notes

Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million (R$ 1,230,240 as of March 31, 2007). These Notes are guaranteed by the Brazilian operating companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes after 5 years of their issue; the first option for redemption is in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date.

b) Guarantees

The loans contracted under the FINAME/BNDES program, totaling R$ 1,297,667 as of March 31, 2007, are guaranteed by the financed assets. Other loans are guaranteed by the controlling shareholders’ collateral signatures, on which the Company pays a rate of 1% per year.

c) Covenants

As a way of monitoring the financial condition of the Company, the banks involved in the financing agreements use restrictive covenants, as described below.

I)  Consolidated interest coverage ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization).

II)  Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA.

III)  Required Minimum Net Worth - measures the minimum net worth required in financing agreements.

IV)  Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated based on the Company’s consolidated financial statements, except for item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of  maturity of loans.

d) Credit lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from the BNDES (National Bank for Economic and Social Development) in the amount of R$ 900,000 for the purchase of equipment and for expenses. The funds are provided as the subsidiaries implement their investment plans and submit proof of expenditures to the BNDES. As of March 31, 2007, R$ 366,030 of this credit line had been drawn down. The contracted interest rate was the TJLP (Long-term Interest Rate) + 3% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and the financial covenants of Metalúrgica Gerdau S.A.

In August 2006, the subsidiary Gerdau Açominas S.A. obtained an approval from the BNDES for a loan of R$ 344,749 for increasing the production capacity of liquid steel at the unit in Ouro Branco, Minas Gerais state, from the present 3 million metric tons a year to 4.5 million metric tons a year by making investments in a new coke plant, new sintering facilities, and a new blast furnace, as well as for implementing social projects to be carried out by the company itself or in partnership with public or private institutions that are directly involved in the local community. The contracted interest rate was the TJLP + 2% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and the financial covenants of Metalúrgica Gerdau S.A. As of March 31, 2007, R$ 270,035 of this credit line had been drawn down.

In November 2006, Gerdau S.A. concluded a Senior Liquidity Facility operation in order to obtain an additional tool for the management of its liabilities that will make it possible to better manage risks. The operation contributed to reduce the Company’s level of exposure in the case of liquidity reduction in the financial and capital markets and is part of the Liability Management process being implemented by the Company. The Senior Liquidity Facility amounts to US$ 400 million (R$ 820,160 as of March 31, 2007) and the borrower will be GTL Trade Finance Inc., with guarantees provided by the following companies: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. The program has a 3-year period with 2 years for payment beginning with each disbursement. The costs are a Facility Fee of 0.27% per year and interest of Libor + 0.30% to 0.40% per year in the case of disbursement. No amounts have been withdrawn against this credit line as of March 31, 2007.

The subsidiary Gerdau Açominas S.A. has the following credit lines:

•                  US$ 267 million (R$ 547,457 as of March 31, 2007) with a group of banks led by Citibank, N.A, Tokyo Branch, whose credit insurance was given by Nippon Export and Investment Insurance (NEXI) and guarantee by Gerdau S.A. The operation has a term of ten years, of which two are the grace period and the remaining eight for payment. The contracted interest rate was LIBOR + 0.3% per year (equivalent to an all-in cost of 7.27% per year on the contracting date). As of March 31, 2007, US$ 207 million (R$ 424,433) of this credit line had been drawn down. The resources are being used to finance part of the project to increase the production capacity to 4.5 million metric tons, including the following sub-projects: Raw Material Yards, Ladle Furnace, Billet Inspection Line, Transportation and Railroads, Water and Gas Piping Systems, Firefighting, Turbgenerator Blower, Boiler, Information Technology, Management and Technical Assistance.

Together with the contracting of this line of credit, Gerdau performed a swap operation for protection against foreign exchange exposure of the Japanese yen against the US dollar (note 16).

•                  US$ 69 million (R$ 141,478 as of March 31, 2007) with Export Development Canada, whose credit insurance was given by KFW and guarantee by Gerdau S.A. The operation has a term of six years, of which two are the grace period and the remaining four for payment. The operation has an all-in cost of 7.22% per year from contract date. As of March 31, 2007, US$ 46 million (R$ 94,318) of this credit line had been drawn down. The funds are being used to finance part of the Continuous Casting of Blooms project.

•                  US$ 201 million (R$ 412,130 as of March 31, 2007) from BNP Paribas (50%) and the Industrial and Commercial Bank of China - ICBC (50%), whose credit insurance was given by China Export & Credit Insurance Corporation (Sinosure) and guarantee by Gerdau S. A. The operation has a term of twelve years, of which three are the grace period and the remaining nine for payment. The operation has an all-in cost of 6.97% per year from contract date. As of March 31, 2007, US$ 155 million (R$ 317,812) of this credit line had been drawn down. The funds are being used to finance 85% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant.

Together with the contracting of this line of credit, Gerdau entered into a commercial loan operation for the total of US$ 50 million (R$ 102,520 as of March 31, 2007) with BNP Paribas. This line has already been fully used. The funds were used to finance 15% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant as well as 100% of the Sinosure credit insurance associated with the projects.

The North American subsidiaries have a credit line in the amount of US$ 650 million (R$ 1,332,760 as of March 31, 2007) falling due in October 2010, which can be drawn in U.S. dollars (LIBOR + 1% to 2% per year or US Prime/FED Funds + -0.5% to +0.5% per year) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus 1% to 2% per year, or Canadian Prime plus 0% to 1% per year). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of March 31, 2007. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

In November 2006, the subsidiary Gerdau Ameristeel US Inc. obtained a credit line from KfW in the amount of US$ 75 million (R$ 153,780 as of March 31, 2007) with a maturity in November 2008. The contracted interest rate for ECA Loans was Libor plus 0.3% to 0.6% per year and for Commercial Loans it was Libor plus 1.6% to 2.2% per year. No amounts have been withdrawn against this credit line as of March 31, 2007. The funds will be used to finance the acquisitions of fixed assets. The equipment to be financed will be given as guarantee for this line.

The subsidiary Gerdau Aza S.A. has a line of credit of Clp$ 44.9 billion (R$ 170,647 as of March 31, 2007), bearing interest of 5.76% per year. This line was not being used as of March 31, 2007.

NOTE 15 - DEBENTURES

	General	Amount
Issue Date	Meeting	Issued	Portfolio	Maturity	Yearly charges	3/31/2007	12/31/2006
3rd - A and B	5/27/1982	144.000	88.382	6/1/2011	CDI	117.821	123.538
7th	7/14/1982	68.400	54.673	7/1/2012	CDI	37.868	38.743
8th	11/11/1982	179.964	40.454	5/2/2013	CDI	251.447	235.660
9th	10/6/1983	125.640	18.193	9/1/2014	CDI	296.409	164.983
11th - A and B	6/29/1990	150.000	105.199	6/1/2020	CDI	117.161	98.006
Total Company						820.706	660.930

Aços Villares S.A.	1/9/2005	28.500	—	9/1/2010	104.5% DI	122.909	115.173
Debentures held by consolidated subsidiaries						(151.990)	(16.906)
Consolidated Total						791.625	759.197
Consolidated short term portion						1.249	1.173
Consolidated long term portion						790.376	758.024

Maturities of long-term amounts are as follows:

	Company	Consolidated
2010	—	121,660
2011	117,821	117,821
2012	37,868	37,868
After 2012	665,017	513,027
	820,706	790,376

Debentures issued by Gerdau S.A.

The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (interbank deposit rate). The nominal annual interest rate was 12.68% and 15.03% as of March 31, 2007 and December 31, 2006, respectively.

Debentures issued by the indirect subsidiary Aços Villares S.A. (proportionate consolidation - 40%)

The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market, with a face value of R$ 10, totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the DI (interbank deposit) rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on August 1, 2008.

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of:

• Marketable securities - are recorded at their redemption value as of the quarter-end and are presented in Note 5.

• Investments - are presented in Note 10.

• Related parties - are presented in Note 21.

• Loans and financing - are presented in Note 14.

• Debentures - are presented in Note 15.

• Derivatives - in order to minimize the effects of fluctuations in exchange rates on their liabilities, the subsidiaries Gerdau Açominas S.A. and Dona Francisca Energética S.A. entered into swap contracts for converting liabilities into Brazilian reais on the contract date and linked to the CDI (interbank deposit rate) and the IGP-M (General Market Price Index), plus interest. The subsidiaries Gerdau Açominas S.A., GTL Equity Investments Corp., Dona Francisca Energética S.A., and Gerdau Ameristeel Corporation also entered into swap contracts linked to LIBOR. The subsidiary Gerdau Aços Longos S.A. entered into swap contracts linked to the TR (Referential Rate) and the CDI.

The swap contracts are listed below.

Consolidated
Contract date	Object	Value (Thousand US$)	Yearly charges	Maturity
5/15/2001	Fixed Assets	4.364	5,97%	11/15/2010
4/17/2003	Fixed Assets	4.211	IGP-M+12.95%	5/15/2007 to 11/16/2010
4/17/2003	Fixed Assets	5.200	97.00% of CDI	5/15/2007 to 11/18/2013
4/17/2003	Fixed Assets	4.211	100.90% of CDI	5/15/2007 to 11/16/2010
10/30/2003	Bank Notes	200.000	Libor+ 5.88%	7/15/2011
1/31/2005	Fixed Assets	240.000	5,64%	11/30/2011
11/22/2005	Fixed Assets	40.000	5,97%	6/15/2010
11/22/2005	Fixed Assets	43.125	7,05%	8/16/2010
3/24/2006	Fixed Assets	60.000	Japonese Libor + 0.3% inerest	2/15/2007 to 11/16/2007
3/24/2006	Fixed Assets	267.000	5,74%	3/24/2016
5/19/2006 to 10/11/2006	Working capital	30.000	5,64%	5/22/2007 to 10/11/2007
7/17/2006	Working capital	89.688	87.2% of CDI	4/12/2007

b) Fair value – the fair values of the financial instruments are as follows:

	Company
	3/31/2007		12/31/2006
	Book	Market	Book	Market
	value	value	value	value
Marketable securities	417.364	417.364	759.149	759.149
Debentures	820.706	820.706	660.930	660.930
Related parties (assets)	146.595	146.595	168.985	168.985
Share purchase options (liabilities)	—	33.040	—	21.525
Treasury shares	108.895	191.448	109.609	178.158
Perpetual bonuses	1.237.166	1.307.130	1.289.830	1.374.200

	Consolidated
	3/31/2007		12/31/2006
	Book	Market	Book	market
	value	value	value	value
Marketable securities	4.588.848	4.588.848	5.263.590	5.263.590
Securitization financing	418.578	418.578	435.900	435.900
Imports financing	1.900.811	1.900.811	1.876.310	1.876.310
Pre-payment financing	544.892	544.892	603.436	603.436
Bank notes financing	824.438	951.046	854.471	956.136
Financing of fixed assets	40.787	42.196	39.472	40.734
Perpetual bonuses	1.237.166	1.307.130	1.289.830	1.374.200
Other financing	2.916.546	2.916.546	3.207.264	3.207.264
Treasury shares	108.895	191.448	109.609	178.158
Debentures	791.625	791.625	759.197	759.197
Related parties (assets)	118	118	—	—
Related parties (liabilities)	—	—	1.018	1.018
Share purchase options (liabilities)	—	35.326	—	23.909
Operations of fixed assets swap - (liabilities)	6.990	8.399	32.090	33.352
Operations of working capital swap - (assets)	—	—	1.345	1.345
Operations of working capital swap - (liabilities)	2.842	2.842	16	16
Operations of bank notes swap - (liabilities)	15.287	15.287	20.377	20.377

The fair values of the swap contracts of subsidiaries in Brazil were obtained from projections of future income for each contract, calculated based on the forward U.S. dollar plus coupon (assets) and future CDI/IGPM (liabilities) adjusted to present value on the date of the interim financial statements based on the projected future CDI/IGPM for each maturity. The same methodology is applied to calculate the fair values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, with a contra entry to the financial expense account, and are stated at cost plus accrued charges through the quarter end. Contracts not linked to  financing were recorded at their fair value under the heading “Other accounts receivable” (assets) and “Other accounts payable” (liabilities).

The Company and its subsidiaries believe that the other financial instruments, which are recognized in the interim financial statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk: this risk is related to the possibility of changes in prices of the products sold by the subsidiaries or in prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applicable to the assets/investments and liabilities of the Company and its subsidiaries. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have alternated between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiated their contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. Along with accounts receivable from exports from Brazil and the investments abroad which are a natural hedge, the Company and its subsidiaries also use swap contracts, as described in item “a” above, to hedge against exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

NOTE 17 - FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	3/31/2007	3/31/2006	3/31/2007	3/31/2006
Financial revenues
Financial investments	22.533	37.247	217.069	295.826
Interests received	12.307	16.527	12.442	19.037
Active monetary variations	—	—	2.434	9.245
Active exchange rate variations	(3.543)	—	9.167	(25.866)
Other financial income	2	—	2.713	566
	31.299	53.774	243.825	298.808

Financial expenses
Interest on loans	(46.588)	(57.478)	(151.566)	(167.343)
Passive monetary variations	(268)	—	(6.875)	(6.032)
Passive exchange rate variations	66.111	105.958	172.662	296.057
Passive exchange rate swap	—	—	(1.995)	(27.700)
Passive interest swap	—	—	(1.628)	(1.206)
Other financial expenses	(7.737)	(6.206)	(41.229)	(18.176)
	11.518	42.274	(30.631)	75.600

NOTE 18 - TAXES PAYABLE

	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Income Tax and Social Contribution on Net Profit	—	—	188.088	122.099
Social charges on payroll	282	266	92.354	108.569
ICMS - Tax on Sales and Services	—	—	36.930	34.162
COFINS - Social Contribution on Revenues	60	9.563	26.655	31.062
IPI - Excise tax	—	—	5.369	8.631
PIS - Social Integration Program	13	2.075	5.740	6.668
Income Tax and Social Contribution withheld at source	1.603	1.459	40.949	40.696
Tax in installments	75	75	6.792	6.404
Value-added tax	—	—	46.499	29.768
Other	25	25	39.848	32.269
	2.058	13.463	489.224	420.328

NOTE 19 - PAES (TAX DEBT REFINANCING PROGRAM)

The jointly-owned (52%) subsidiary Dona Francisca Energética S.A. enrolled in the PAES program, established by Law 10684/03, to settle tax debts (IRPJ, CSLL, PIS and COFINS). The balances of these tax debts are recorded in “Taxes payable”, in current liabilities, and in “Other accounts payable”, in long-term liabilities.

The balances of the renegotiated taxes, which were divided into 180 installments, of which 134 are not yet due, are adjusted by TJLP (Long-term Interest Rate), as shown below:

	Consolidated
	3/31/2007			3/31/2006
	Main	Interests	Total	Main	Interests	Total
IRPJ - Corporate Income Tax	16.898	5.883	22.781	17.276	5.734	23.010
CSLL - Social Contribution on Net Income	6.126	2.132	8.258	6.263	2.078	8.341
PIS - Social Integration Program	600	209	809	613	204	817
COFINS - Social Contribution on Revenues	2.768	964	3.732	2.830	939	3.769
	26.392	9.188	35.580	26.982	8.955	35.937

Short term portion	2.363	823	3.186	2.363	785	3.148
Long-term portion	24.029	8.365	32.394	24.619	8.170	32.789

Dona Francisca Energética S.A. pays its taxes and other obligations on the due dates, which is a basic requirement to remain eligible for the PAES program.

On July 31, 2003, the jointly-owned subsidiary Aços Villares S.A. (40%) enrolled in PAES. The payment will be made in monthly, successive installments until July 2013, and will be subject to the TJLP. Real estate with a book value of R$ 170,276 and machinery, equipment and facilities with a book value of R$ 95,490 were given as guarantee for the consolidated debt. As of March 31, 2007, the consolidated balance was R$ 20,127, R$ 16,907 of which was recorded in long-term liabilities.

NOTE 20 – RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax lawsuits. Based on the opinion of its legal counsel’s opinion, Management believes that the reserve for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of March 31, 2007.

The balances of the contingencies, net of the related escrow deposits, are:

I) Accrued contingent liabilities

		Company		Consolidated
		3/31/2007	12/31/2006	3/31/2007	12/31/2006
a) Tax Contingencies
ICMS - Tax on Sales and Services	(a.1)	—	—	50.937	47.766
CSLL - Social Contribution on Net Income	(a.2)	6.008	6.008	6.008	6.008
IRPJ - Corporate Income Tax	(a.3)	15.977	15.977	15.977	15.977
INSS - National Institute for Social Security	(a.4)	12.936	12.936	36.618	33.752
ECE - Emergency Capacity Charge	(a.5)	9.072	9.072	33.852	33.852
RTE - Extraordinary Tariff Recomposition	(a.5)	5.120	5.120	21.628	21.574
II - Import Tax/IPI - Excise tax (Drawback)	(a.6)	—	—	88.858	82.070
Other tax contingencies	(a.7)	7	7	20.018	21.506
(-) Judicial deposits	(a.8)	(30.001)	(30.001)	(90.000)	(89.941)
		19.119	19.119	183.896	172.564
b) Labor Contingencies:	(b.1)	10.963	10.963	73.079	71.243
(-) Judicial deposits	(b.2)	(3.055)	(3.055)	(10.385)	(10.385)
		7.908	7.908	62.694	60.858
c) Civil Contingencies	(c.1)	—	—	12.301	12.671
(-) Judicial deposits	(c.2)	—	—	(1.193)	(1.193)
		—	—	11.108	11.478
		27.027	27.027	257.698	244.900

a) Tax Contingencies

a.1) Most of ICMS lawsuits are in progress in the Finance Department and the Courts of the State of Minas Gerais.

a.2) Social Contribution Tax. Lawsuit refer to the constitutionality of the tax in 1989, 1990 and 1992 and are  in progress in the Federal Court of Pernambuco.

a.3) IRPJ - under discussion at the administrative level.

a.4) INSS lawsuits refer to annualment actions with escrow deposits for almost all the amount involved, in  the Federal Trial Court of Rio de Janeiro. In the Consolidated financial statements, the additional reserve refers to lawsuits questioning the levy of INSS on profit sharing payments made by the subsidiary Gerdau Açominas S.A. and on payments for services rendered by third parties, on which the INSS calculated charges for the last ten years and assessed Geradu Açominas S.A. because it understands that the company is jointly liable for the tax payment. The assessments were maintained at the administrative level, and Gerdau Açominas S.A. filed annulment actions with escrow deposits for the amount under discussion, based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Adjustment (RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System set forth in the Federal Constitution. For this reason, the constitutionality of these charges is being challenged in court. The lawsuits are in progress in the Federal Court of Rio Grande do Sul and São Paulo, as well as in the Federal Regional Courts. The Company has fully deposited in escrow  the amounts of the charges under discussion.

a.6) The reserve recorded in the last quarter of 2005 by the subsidiary Gerdau Açominas S.A. is intended to cover amounts required by the Federal Revenue Service for Import Tax, Excise Tax and applicable charges on transactions made under a drawback that was subsequently annulled by the Foreign Trade Operations Department (DECEX). The company does not agree with the administrative decision that annulled the drawback and defends the legality of the transactions made. The appeal is currently pending judgment in the Federal Superior Court (STF) after the Superior Court of Justice (STJ) denied the court injunction requested on November 11, 2006.

a.7) The reserve was recorded, considering the legal counsel and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

a.8) The escrow deposits, which represent restricted assets of the Company and its subsidiaries, are related to amounts deposited in escrow until the final resolution of the related litigation. The balances of these deposits are recorded as a reduction of the reserve for tax contingencies.

b) Labor Contingencies

b.1) The Company and its subsidiaries are also a party to labor claims, which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium and hazardous duty premium, among others.

b.2) The escrow deposits are amounts deposited in escrow until the final resolution of the related lawsuits. The balances of these deposits are recorded as a reduction of the reserve for labor contingencies.

c) Civil Contingencies

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of their operations, which totaled as of March 31, 2007 the amount shown as contingent liabilities.

c.2) The escrow deposits are classified as a reduction of the reserve for civil contingencies.

II) Unaccrued contingent liabilities

a) Tax Contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action totals R$ 34,086. The Company did not record any reserve for contingencies for such action since it believes that this tax payment is undue, because products for export are exempted from ICMS (state VAT).

a.2) The Company and the subsidiary Gerdau Açominas S.A. are defendants in tax collection actions filed by the state of Minas Gerais demanding ICMS tax payments on the export of semi-finished manufactured products. Recently the subsidiary Gerdau Açominas received a favorable decision against which no appeal can be made. The subsidiary Gerdau Açominas S.A. has also filed a lawsuit seeking annulment of tax collection of the same nature. Currently, the total amount demanded is R$ 71,190. The companies did not record any reserve for contingencies for these lawsuits since they believe that this tax payment is undue, because their products cannot be considered semi-finished manufactured products as defined by the federal supplementary law and, therefore, are not subject to ICMS.

a.3) On December 6, 2000, the Company adopted REFIS (Tax Debt Refinancing Program) to pay PIS and COFINS (taxes on revenue) in 60 installments, having paid the last installment on May 31, 2005. Despite the payment of all installments, the balance of R$ 4,397 remains in the REFIS Account, which was contested, and after the pending issues of the administrative proceeding are solved with the REFIS Committee, the Company believes that there will no oustanding installment.

b) Civil Contingencies

b.1) Antitrust lawsuit involving the subsidiary Gerdau S.A. brought by two civil construction unions in the state of  São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE) and based on public hearings, the SDE was of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, the lawsuit was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit filed by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals filed by CADE.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment – a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006. It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26 of this year by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the suit originally proposed.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having engaged in any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal counsel, which the administrative proceeding until now includes many irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is possible to reverse its conviction.

b.2) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.

The insurance company pleaded doubt in relation to whom payment should be made and alleged that the subsidiary is resisting receiving the payment and settling the matter. The lawsuit was challenged both by the Bank (which claims to have no right over the amount deposited, which settles the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and that there is justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the escrow  deposit was withdrawn in December 2004.

Based on the opinion of its legal counsel, the subsidiary assesses the risk of loss as remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a collection lawsuit for the amounts recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit. The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with damages to the steel mill equipment and loss of profits. The equipment and the loss of profits arising from the accidents were covered by an insurance policy. The report on the events and the loss claim for prompt payment were filed with IRB – Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and property damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s answer, although not yet recorded. In addition to these amounts, the subsidiary also incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its answer to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts who will judicially demonstrate the amounts stated by Gerdau Açominas S.A.

Based on the opinion of its legal counsel, Management considers that the risk of losses from other contingencies affecting the results of operations or the consolidated financial position of the Company is remote.

III) Unaccrued contingent assets

a) Tax Contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this asset is not expected in 2007 and following years. For this reason, this asset is not recorded in the interim financial statements.

a.2) Also, the Company and its subsidiaries Gerdau S.A., Gerdau Açominas S.A. and Margusa - Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa - Maranhão Gusa S.A. have filed administrative appeals for refund, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were judged unfavorably. Currently, the proceeding awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 273,004 (consolidated). However, no accounting recognition has been made thereof because of uncertainty as to their realization.

NOTE 21 - RELATED PARTIES

a) Intercompany loans

	Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Asset loans
Gerdau Aços Longos S.A.	13.040	21.283	—	—
Florestal Rio Largo S.A.	—	—	64	284
Fundação Gerdau	—	—	432	1.018
Gerdau Aços Especiais S.A.	222.000	240.500	—	—
Santa Felicidade Ltda.	—	—	—	127
Empresa Siderúrgica del Perú S.A.A. - Siderperú	209	—	—	—
Other	—	—	87	138
	235.249	261.783	583	1.567
Liability loans
GTL Financial Corp.	(90.339)	(93.463)	—	—
GTL Equity Investments Corp.	(32.529)	(33.758)	—	—
Metalúrgica Gerdau S.A.	—	—	(425)	(2.569)
Santa Felicidade Ltda.	—	—	(40)	—
Other	—	—	—	(16)
	(122.868)	(127.221)	(465)	(2.585)
Credits
Empresa Siderúrgica del Perú S.A.A. - Siderperú (note 21-d)	34.214	34.423	—	—
	146.595	168.985	118	(1.018)

Net financial income (expenses)	23.825	50.283	17.832	1.663

b) Commercial transactions

	Company
	3/31/2007		12/31/2006
	Income	Accounts	Income	Accounts
	(expenses)	receivable	(expenses)	receivable
Banco Gerdau S.A.	81	2,769	82	2,687
Indac - Ind. Adm. e Comércio S.A. (*)	(1,393)	—	(5,844)	—

(*) Payments of guarantees for financing.

c) Guarantees granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., in the amounts of R$ 1,289,238, R$ 64,346 and R$ 378, respectively. The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. -Siderperú for contracts for arrangement with creditors in the amount of US$ 18,000, equivalent to R$ 36,907 as of  March 31, 2007. Gerdau S.A. guarantees loans to GTL Spain in the amount of R$ 24,704.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 81,875, corresponding to a joint liability of 51.82% of the amount. The Company is also the guarantor for securitization operations of the subsidiary Gerdau Açominas Overseas Ltda., of US$ 192,295, equivalent to R$ 394,129 as of March 31, 2007. The subsidiaries Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are  the guarantors of the vendor financing loan agreement of the affiliate Banco Gerdau S.A., in the amount of R$ 22,158 and R$ 11,803, respectively. The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility for the subsidiary GTL Trade Finance Inc. in the amount of US$ 400 million, equivalent to R$ 820,160 as of March 31, 2007.

d) Credit Receivables

As of March 31, 2007, Gerdau S.A. had receivable from Siderúrgica del Perú S.A.A. - Siderperú, due to the arrangement with creditors in the amount of R$ 34,214.

e) Debentures

The controlling shareholders hold, directly or indirectly, R$ 412,970 as of March 31, 2007 (R$ 407,559 as of  December 31, 2006) of the outstanding debentures.

f) Financial investments

Gerdau S.A. has financial investments in the Paraopeba Fund managed by Banco Gerdau in the amount of R$ 414,577 as of March 31, 2007.

g) Prices and charges

The loan agreements between Brazilian companies are adjusted by the weighted average interest rate for market funding. The agreements with foreign companies are adjusted by charges (LIBOR + 3% per year) plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

NOTE 22 - EMPLOYEE BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, assets and liabilities as of March 31 are as follows:

	Consolidated
	3/31/2007	12/31/2006
Actuarial liabilities with pension plan – defined benefit	149.812	198.759
Actuarial liabilities with post-employment health plan	205.532	209.550
Liabilities with benefit for retirement and discharge	14.363	5.684
Total liabilities and shareholders’ equity	369.707	413.993

a) Pension plan – defined benefit

The Company and other subsidiaries in Brazil are the co-sponsors of defined benefit pension plans for almost  all employees (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social – Aços, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Ouro Branco unit of Gerdau Açominas S.A. The assets of the Açominas Plan comprise mainly investments in bank certificates of deposit, federal government securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank certificates of deposit, federal government securities and marketable securities. Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees. The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans comprise mainly marketable securities.

The current expense of the defined benefit pension plans is as follows:

	Company		Consolidated
	3/31/2007	3/31/2006	3/31/2007	3/31/2006
Cost of current service	64	76	19.758	16.467
Cost of interests	1.202	1.390	37.783	35.058
Expected return on plan assets	(3.770)	(4.304)	(57.465)	(52.275)
Cost amortization of past service	45	45	1.294	(807)
Amortization of non-acknowledged transitory obligation	—	—	103	102
Amortization of (gain) loss	(711)	(962)	1.261	1.957
Expected contribution from employees	—	—	(1.471)	(1.552)
Net cost (benefit) with pension plan	(3.170)	(3.755)	1.263	(1.050)

b) Pension plan – defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan managed by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau Ameristeel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary.

c) Other post-employment benefits

The Company estimates that the amount payable to officers on their retirement or termination is R$ 14,363 (Consolidated) as of March 31, 2007 (R$ 5,684 as of December 31, 2006 – consolidated).

The American Plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service.

The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic cost of post-employment health care benefits is as follows:

	Consolidated
	3/31/2007	3/31/2006
Cost of service	1.040	789
Cost of interest	2.299	1.486
Cost amortization of past service	(179)	(178)
Amortization of (gain) loss	236	54
Net expense with post-employment health	3.396	2.151

Company contributions to the different post-employment benefits totaled R$ 26,828 and R$ 20,468 as of March 31, 2007 and March 31, 2006, respectively, in consolidated terms.

NOTE 23 - ENVIRONMENT

The steel industry uses and generates substances that may damage the environment. The Company’s management made a survey with the objective of identifying the vulnerable areas and as a result, based on the best cost estimation, recorded under the heading “Other long-term accounts payable”, amounts for investigation, treatment, and cleaning of the locations potentially impacted, totaling
R$ 72,587 as of March 31, 2007. Of this total, R$ 29,194 was for the Brazilian subsidiaries (R$ 29,194 as of December 31, 2006) and R$ 43,393 for the North American subsidiaries (R$ 47,530 as of December 31, 2006). The Company used assumptions and estimates for determining the amounts earmarked, which may vary in the future depending on the final investigations and determination of the actual environmental impact. The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 24 - SHAREHOLDERS’ EQUITY

a) Capital - the Board of Directors may, regardless of changes to the by-laws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 400,000,000 common shares and 800,000,000 preferred shares all of them with no par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline for prescription of 30 days, except in the case of a public offer, when the deadline for prescription shall not be less than 10 days.

As of March 31, 2007, 231,607,008 common shares (231,607,008 as of December 31, 2006) and 435,986,041 preferred shares (435,986,041 as of December 31, 2006) are subscribed and paid up, totaling a paid-up capital of R$ 7,810,453 (R$ 7,810,453 as of December 31, 2006). The shares are distributed as follows:

	Shareholders
	3/31/2007						12/31/2006
Shareholders	Common	%	Preferred	%	Total	%	Common	%	Preferred	%	Total	%
Metalúrgica Gerdau S.A and associated company	175.393.446	75,7	109.421.797	25,1	284.815.243	42,7	175.393.446	75,7	123.739.519	28,4	299.132.965	44,9
Brazilian institutional investors	9.972.822	4,3	60.937.386	14,0	70.910.208	10,6	9.499.368	4,1	55.520.951	12,7	65.020.319	9,7
Foreign institutional investors	12.327.946	5,3	155.371.340	35,6	167.699.286	25,1	12.644.223	5,5	161.183.787	37,0	173.828.010	25,9
Other shareholders	33.912.794	14,7	105.185.380	24,1	139.098.174	20,8	34.069.971	14,7	90.438.440	20,7	124.508.411	18,7
Treasury shares	—	0,0	5.070.138	1,2	5.070.138	0,8	—	0,0	5.103.344	1,2	5.103.344	0,8
	231.607.008	100,0	435.986.041	100,0	667.593.049	100,0	231.607.008	100,0	435.986.041	100,0	667.593.049	100,0

Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

	3/31/2007		12/31/2006
	Preferred		Preferred
	Shares	R$	Shares	R$
Opening balance	5.103.344	109.609	3.045.695	60.254
Bonus	—	—	1.522.849	—
Repurchases	—	—	2.358.700	73.581
Exercise call options (note 26)	(33.206)	(714)	(1.823.900)	(24.226)
Closing balance	5.070.138	108.895	5.103.344	109.609

Of the total shares in treasury, 1,601,138 shares are related to the share buyback program authorized on November 17, 2003, 1,110,300 shares are related to the share buyback program authorized on May 30, 2005, and 2,358,700 shares are related to the share buyback program authorized on May 25, 2006. The average acquisition cost of these shares is R$ 21.48, with the lowest purchase price being R$ 14.36 and the highest price, R$ 33.51. These shares will be held in treasury for subsequent cancellation or to meet the Company’s “Long-term Incentive Program”. During the first quarter of 2006, the Group used 33,206 shares with losses of R$ 317 recorded as reserve for investments and working capital.

NOTE 25 - PROFIT SHARING

a) The management profit sharing is limited to 10% of net income after income tax and management fees, as stated in the Company’s by-laws.

b) The employees’ profit sharing is linked to the attainment of operational goals and was charged to cost of production and general and administrative expenses, as applicable.

NOTE 26 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant preferred stock options to management, employees or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new form of compensation of the strategic officers of the Company. The options should be exercised in a maximum of five years after the grace period.

a) Summary of changes in the plan:

Year of	Price of	Period of	Initial balance on				End balance on
grant	year - R$	grace	12/31/2006	Issued	Cancelled	Exercised	3/31/2007
2003	5,31	5 years	1.209.566	—	—	(17.333)	1.192.233
2004	13,56	3 years	10.929	—	—	(5.177)	5.752
2004	13,56	5 years	706.975	—	—	—	706.975
2005	21,16	3 years	451.923	—	(8.601)	(4.656)	438.666
2005	21,16	5 years	620.692	—	(4.884)	(2.832)	612.976
2006	25,72	5 years	962.949	—	(7.784)	(1.648)	953.517
2007	35,00	5 years	—	778.239	(6.091)	(1.560)	770.588
			3.963.034	778.239	(27.360)	(33.206)	4.680.707

As mentioned in Note 24, as of March 31, 2007 the Company has a total of 5,070,138 preferred shares in treasury. These shares may be used for said plan.

b) Status of the plan as of March 31, 2007:

	Grant
	2003	2004	2005	2006	2007	Average
Total granted share purchase options	1.192.233	712.727	1.051.642	953.517	770.588
Price of year - R$ (adjusted by bonuses)	5,31	13,56	21,16	25,72	35,00	19,17
Fair value of options on the granting date - R$ per option (*)	2,48	5,77	5,63	8,66	15,30	7,06
Average period of option on the granting date (years)	3,8	4,9	3,9	4,9	4,9	4,39

(*) Calculated considering the model of Black-Scholes.

The percentage of dilution of interest that the current shareholders may experience if all options are exercised is approximately 0.7%.

II) Gerdau Ameristeel Corporation – (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining of goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by the market price of the common share on the date of grant, based on the average trading price on the New York Stock Exchange. The shares will be paid in April each year at the rate of 25% over a period of 4 years. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant and adjusted by a factor determined by the option value on the same date (the option value is determined by the Human Resources Committee of Senior Management based on the Black Scholes model or other method). The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years.

The maximum number of options that will be granted under this plan is 6,000,000. A premium of approximately US$ 6.6 million (equivalent to R$ 13,533 as of March 31, 2007) was granted to the employees in 2006 and is payable 44% in stock appreciation rights (SAR’s), 28% in options, and 28% in shares (phantom stock). Under this plan, 454,497 options were issued as of March 1, 2007. These premiums are being provided for in accordance with the payment term established by the plan.

The subsidiary Gerdau Ameristeel undertook to deposit a total of 1,749,526 common shares for its president over the next 10 years, plus the respective future dividends, in a trust fund designed specifically for this purpose. Gerdau S.A. has also undertook to deposit 240,907 preferred shares into the same fund.

During the quarter ended March 31, 2007, US$ 500,000 (equivalent to R$ 1,025 as of March 31, 2007) was recorded related to the costs of long-term incentive plans for the options granted in 2007. The cost of  long-term incentive plans not yet recorded related to the grants still in the grace period as of March 31, 2007 was approximately US$ 1,400,000 (equivalent to R$ 2,871 as of March 31, 2007) and the average period for recognition of these costs was 3 years.

Had expenses of stock option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded, the effect on net income for the year and shareholders’ equity would be as follows:

	Company		Consolidated
		Shareholder’s		Shareholder’s
	Net profit	equity	Net profit	equity
Balances according to Financial Statements (*)	689.731	10.654.763	869.373	10.654.763
Expense (**)	(1.267)	(11.048)	(1.267)	(16.309)
Proforma balances	688.464	10.643.715	868.106	10.638.454

(*) The calculated net income includes the portion of the minority shareholders.

(**) Calculated considering the fair value (model of Black-Scholes).

NOTE 27 – REPORTING BY GEOGRAPHICAL AREA AND BUSINESS SEGMENT

	Geographic Area
	Brazil		Latin America (*)		North America		Europe		Consolidated
	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006
Net sales revenue	2.522.825	2.478.688	681.562	477.066	2.937.463	2.458.966	345.137	199.268	6.486.987	5.613.988
Cost of sales	(1.680.242)	(1.623.988)	(523.862)	(352.633)	(2.373.496)	(2.000.620)	(268.946)	(158.073)	(4.846.546)	(4.135.314)
Gross profit	842.583	854.700	157.700	124.433	563.967	458.346	76.191	41.195	1.640.441	1.478.674
Expenses with sales	(102.833)	(108.695)	(14.636)	(13.806)	(11.331)	(1.938)	(4.441)	(347)	(133.241)	(124.787)
General and administrative expenses	(234.332)	(255.233)	(38.971)	(24.529)	(102.709)	(143.410)	(19.390)	(13.785)	(395.402)	(436.957)
Net financial income	241.448	403.616	(4.911)	(768)	(18.153)	(25.950)	(5.190)	(2.490)	213.194	374.408
Operating profit	585.979	762.013	94.829	82.304	418.576	285.828	46.920	24.511	1.146.304	1.154.656
Accrued net profit (**)	482.646	557.005	77.971	63.106	277.316	195.382	31.440	16.963	869.373	832.456

(*) Does not include operations in Brazil.

(**) Net profit in the period before minority shareholders’ holdings

The segments shown below refer to the business units through which the Gerdau Executive Committee manages its operations: Aços Longos Brasil (Gerdau Aços Longos S.A.), Açominas (Gerdau Açominas S.A. – relating to the operations of the steel mill located in Ouro Branco, Minas Gerais state), Aços Especiais (Gerdau Aços Especiais S.A. and subsidiaries), Latin America (excluding Brazilian operations), and North America (Gerdau Ameristeel):

	Business Segments
	Longos Brasil		Açominas Ouro Branco		Aços Especiais		Latin America (*)		North America		Deletions and Adjustments		Consolidated
	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006	3/31/2007	3/31/2006
Net Sales Revenue	1.607.996	1.613.089	728.949	748.748	744.964	587.819	681.562	477.066	2.937.463	2.458.966	(213.948)	(271.700)	6.486.987	5.613.988
Identifiable assets (**)	4.796.759	4.785.381	4.884.069	4.573.617	2.021.986	2.023.434	2.330.948	2.010.307	5.672.613	5.503.734	(567.768)	(562.777)	19.138.607	18.333.696

( * ) Does not include operations in Brazil.

(**) Identifiable assets: Accounts receivable, stocks and fixed assets

NOTE 28 - INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts considered sufficient to cover possible significant losses on its assets and/or liabilities. The main types of insurance coverage are as follows:

		Consolidated
Mode	Scope	3/31/2007	12/31/2006

Equity	The inventories and fixed assets are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	15.614.890	16.239.399

Loss of profit	Net profit added to the fixed expenses	4.520.619	4.700.915
Civil Responsibility	Industrial operations	10.252.000	10.690.000
		30.387.509	31.630.314

NOTE 29 - STATEMENT OF VALUE ADDED

	Consolidado
	Brasil				Exterior				Total
	31/03/2007%		31/03/2006%		31/03/2007%		31/03/2006%		31/03/2007%		31/03/2006%
ENTRADAS
Receita de produtos, serviços e outros	3.263.134		3.311.112		4.131.758		3.300.718		7.394.892		6.611.830

SAÍDAS
Matérias-primas e bens de consumo	(1.322.565)		(1.348.950)		(2.663.634)		(2.089.754)		(3.986.199)		(3.438.704)
Serviços de terceiros	(256.357)		(258.431)		(269.871)		(211.003)		(526.228)		(469.434)

VALOR ADICIONADO BRUTO	1.684.212		1.703.731		1.198.253		999.961		2.882.465		2.703.692
(-) DEPRECIAÇÃO/AMORTIZAÇÃO	(158.250)		(145.824)		(102.739)		(106.400)		(260.989)		(252.224)
VALOR ADICIONADO LÍQUIDO	1.525.962		1.557.907		1.095.514		893.561		2.621.476		2.451.468
VALOR ADICIONADO DECORRENTE DE TRANSFERÊNCIAS
Equivalência patrimonial	(176.162)		(190.774)		(8.116)		(6.453)		(184.278)		(197.227)
Receitas financeiras	229.423		272.899		14.402		25.909		243.825		298.808
VALOR ADICIONADO A DISTRIBUIR	1.579.223	100%	1.640.032	100%	1.101.800	100%	913.017	100%	2.681.023	100%	2.553.049	100%

DISTRIBUIÇÃO DO VALOR ADICIONADO
Governos	761.540	48,2%	920.311	56,1%	244.981	22,2%	185.228	20,3%	1.006.521	37,5%	1.105.539	43,3%
Impostos e contribuições federais	401.364	25,4%	553.002	33,7%	182.144	16,5%	131.643	14,5%	583.508	21,8%	684.645	26,7%
Contribuições sociais federais sobre folha de pagamento	76.113	4,8%	64.154	3,9%	45.662	4,1%	39.344	4,3%	121.775	4,5%	103.498	4,1%
Impostos e contribuições estaduais	273.643	17,3%	292.827	17,9%	8	0,0%	245	0,0%	273.651	10,2%	293.072	11,5%
Impostos e contribuições municipais	10.420	0,7%	10.328	0,6%	17.167	1,6%	13.996	1,5%	27.587	1,0%	24.324	1,0%

Colaboradores	347.062	22,0%	293.433	18,0%	427.436	38,9%	397.221	43,5%	774.498	28,9%	690.654	27,1%
Salários	233.332	14,8%	203.238	12,4%	290.791	26,4%	252.491	27,7%	524.123	19,6%	455.729	17,9%
Benefícios	48.173	3,1%	45.365	2,8%	64.564	5,9%	42.162	4,6%	112.737	4,2%	87.527	3,4%
Treinamento	5.477	0,3%	4.583	0,3%	3.024	0,3%	2.711	0,3%	8.501	0,3%	7.294	0,3%
Participação nos resultados	60.080	3,8%	40.247	2,5%	69.057	6,3%	99.857	10,9%	129.137	4,8%	140.104	5,5%

Financiadores	(12.025)	-0,8%	(130.717)	-8,0%	42.656	3,9%	55.117	6,0%	30.631	1,1%	(75.600)	-3,0%
Acionistas	245.799	15,6%	218.852	13,3%	110.006	10,0%	52.843	5,8%	355.805	13,3%	271.695	10,6%
Reinvestimento de lucros	236.847	15,0%	338.153	20,6%	276.721	25,0%	222.608	24,4%	513.568	19,2%	560.761	22,0%

TOTAL	1.579.223		1.640.032		1.101.800		913.017		2.681.023		2.553.049

NOTE 30 - CASH FLOWS

	Company		Consolidated
	3/31/2007	3/31/2006	3/31/2007	3/31/2006
NET INCOME FOR THE YEAR	689.731	680.015	869.373	832.456
Equity in the (earnings) losses of subsidiaries	(669.493)	(620.109)	184.279	197.228
Provision for credit risks	—	—	3.710	7.859
Gain and/or loss on disposal of fixed assets	—	—	3.034	(11.479)
Gain and/or loss on disposal/incorporation of fixed investments	—	—	(75)	(144)
Intangible amortization	—	—	812	—
Monetary and foreign exchange variations	(51.312)	(105.958)	(174.914)	(237.210)
Depreciation and amortization	—	—	260.989	252.223
Income tax and social contribution on net income	3.479	30.492	44.214	103.734
Interest on loans	25.856	44.478	151.022	156.375
Contingencies/ judicial deposits	1.126	9.919	67.393	22.450
Changes in trade accounts receivable	—	—	(425.659)	(334.439)
Changes in inventories	—		9.283	312.266
Changes in suppliers	(144)	(220)	253.034	(61.719)
Changes in operating activity accounts	10.813	(2.175)	26.147	(59.715)
Net cash provided by (used in) operating activities	10.056	36.442	1.272.642	1.179.885
Purchase/disposal of fixed assets	(11)	(370)	(684.846)	(498.032)
Increase in intangible	—	—	(2.123)	—
Increase in deferred charges	—	—	(2.712)	(3.343)
Acquisition/disposal of investments	(505.842)	—	(562.915)	(435.966)
Receipt of interests on own capital/profit distribution	231.425	194.787	—	—
Net cash provided by (used in) investment activities	(274.428)	194.417	(1.252.596)	(937.341)
Suppliers of fixed assets	(1.317)	—	(20.214)	(5.616)
Debentures	140.214	(45.633)	9.260	(40.046)
Receipt of financing	—		462.088	1.081.497
Amortization of financing	15		(637.444)	(771.598)
Payment of loan interest	(27.675)	(28.129)	(155.745)	(130.665)
Loans with associated companies	46.006	(350.390)	8.329	2.381
Capital increase/treasury shares	396	9.266	2.379	17.489
Payment of dividends/interest and profit sharing	(232.532)	(185.922)	(364.060)	(382.143)
Net cash provided by (used in) financing activities	(74.893)	(600.808)	(695.407)	(228.701)
Increase (decrease) in cash and cash equivalents	(339.265)	(369.949)	(675.361)	13.843
Cash balance
At the beginning of the period	759.321	1.275.965	5.966.823	5.464.694
Changes in cash and cash equivalents balance	—	—	(85.388)	(165.592)
Opening balance of companies consolidated in the period	—	—	32.177	167.083
At the end of the period	420.056	906.016	5.238.251	5.480.028
End cash composition
Marketable securities	417.364	905.972	4.588.848	4.252.446
Cash	2.692	44	649.403	1.227.582

NOTE 31 - SUBSEQUENT EVENTS

On May 2, 2007, the Board of Directors approved the Executive Board’s proposal of April 27, 2007 for interim dividends to be paid on the income for the first quarter of this year in the form of interest on capital, which will be calculated and credited based on the shareholders’ ownership interests on May 14, 2007 (R$ 0.34 per common and preferred share) for payment scheduled for May 24, 2007. These dividends will be an advance payment of the minimum dividends established by bylaws.

*************************************************************

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

INTERIM FINANCIAL STATEMENTS (ITR)   3/31/2007    Corporate Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

003 98-0 GERDAU S.A.	33.611.500/0001-19

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

Gerdau S.A.’s income has derived primarily from investments in subsidiaries and affiliates. These investments at the end of March totaled R$ 11.6 billion. In the 1st quarter of 2007, these investments resulted in an equity in subsidiaries of R$ 669.5 million.

Gerdau S.A. recorded a net income of R$ 689.7 million in the 1st quarter of 2007, equivalent to R$ 1.04 per share.

This income, resulting primarily from equity in subsidiaries, was 0.6% higher than in the 4th quarter of 2006.

As of March 31, 2007, the Company’s shareholders’ equity was R$ 10.7 billion, representing a book value of R$ 16.08 per share.

At the close of the quarter, the Company’s financial position was as follows:

1Q07
Income from investments – R$ thousand	669,493
Net income – R$ thousand	689,731
Earnings per share – R$	1.041

March 31, 2007
Capital – R$ thousand	7,810,453
Shareholders’ equity – R$ thousand	10,654,763
Book value per share – R$	16.08

• Dividends (in the form of interest on capital) for the 1st quarter of 2007.

•      Payment on May 24, 2007 based on the share position on May 14 (ex-dividends on May 15).

•  Shareholders will receive R$ 225.3 million (R$ 0.34 per share).

Share liquidity

•      São Paulo Stock Exchange

The trading of Gerdau S.A. shares (GGBR) totaled R$ 3.7 billion in the first three months of 2007, 36.6% higher than in the same period of 2006.

The average daily price of preferred shares traded was R$ 56.5 million (R$ 39.9 million in the 1st quarter of 2006).

A total of 136,106 shares were traded up to March this year, up 72.2% from the amount in the first three months of the the previous year.

A total of 106.8 million shares were traded in the 1st quarter of 2007, up 78.5% from the amount in the same period of 2006.

By March preferred shares appreciated 9.1% as compared to Ibovespa’s 3.0%.

•      New York Stock Exchange (NYSE)

Gerdau S.A.’s ADRs (GGB) traded R$ 1.9 billion in the first three months of 2007, 27% higher than the amount in the same period of 2006.

The daily average trading of ADRs was US$ 30.5 million, compared to US$ 23.7 million in the 1st quarter of 2006.

A total of 110.7 million securities were traded up to March of this year (68.9 million during the three months of 2006).

•      Madrid Stock Exchange (Latibex)

An amount of 379,900 preferred shares of Gerdau S.A. (XGGB) was traded in the first three months of 2007 compared to 453,700 in the same period of 2006. This trading amounted to approximately € 4.9 million in the 1st quarter of 2007.

In compliance with CVM Instruction 381/2003, Gerdau S.A. communicates that Deloitte Touche Tohmatsu, which provides external audit services to it, did not provide non-audit services during the 1st quarter of 2007.

***********************************************************

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

INTERIM FINANCIAL STATEMENTS (ITR)             3/31/2007               Corporate Law              Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 00398-0	2 - COMPANY NAME GERDAU S.A.	3 - Federal Corporate Registration Number (CNPJ) 33.611.500/0001-19

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
1	Total assets	27,295,340	26,929,543
1.01	Current assets	13,557,763	14,053,657
1.01.01	Cash	649,403	703,233
1.01.02	Receivables	7,880,171	8,284,365
1.01.02.01	Trade accounts receivable	2,865,127	2,504,993
1.01.02.02	Sundry receivables	5,015,044	5,779,372
1.01.02.02.01	Dividends receivable	0	0
1.01.02.02.02	Tax credits	426,196	515,782
1.01.02.02.03	Marketable securities	4,588,848	5,263,590
1.01.02.02.04	Employees	0	0
1.01.03	Inventories	4,557,428	4,645,052
1.01.04	Other	470,761	421,007
1.01.04.01	Other accounts receivable	189,219	184,609
1.01.04.02	Deferred income and social contribution taxes	187,650	145,917
1.01.04.03	Deferred charges	93,892	90,481
1.02	Noncurrent assets	13,737,577	12,875,886
1.02.01	Long-term assets	1,317,112	1,237,603
1.02.01.01	Sundry receivables	0	0
1.02.01.02	Intercompany receivables	118	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	118	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	1,316,994	1,237,603
1.02.01.03.01	Tax credits	438,214	355,074
1.02.01.03.02	Escrow deposits	51,953	51,846
1.02.01.03.03	Deferred income and social contribution taxes	621,878	634,056
1.02.01.03.04	Other accounts receivable	148,086	89,940
1.02.01.03.05	Deposit for Future Investments in Companies	112	31,845
1.02.01.03.06	Deferred charges	56,751	74,842
1.02.02	Permanent assets	12,420,465	11,638,283
1.02.02.01	Investments	32,911	20,709
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates - Goodwill	0	0
1.02.02.01.03	In subsidiaries	2,469	2,463
1.02.02.01.04	In subsidiaries - Goodwill	0	0
1.02.02.01.05	Other	30,442	18,246
1.02.02.02	Property, plant and equipment	11,716,051	11,183,651
1.02.02.03	Intangible assets	609,667	373,410
1.02.02.04	Deferred charges	61,836	60,513

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2007	4 -12/ 31/2006
2	Total liabilities and shareholders’ equity	27,295,340	26,929,543
2.01	Current liabilities	5,258,179	5,496,694
2.01.01	Loans and financing	1,675,440	1,959,650
2.01.02	Debentures	1,249	1,173
2.01.03	Trade accounts payable	2,240,696	2,060,250
2.01.04	Taxes payable	489,224	420,328
2.01.05	Dividends payable	9,085	259,454
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	0	1,018
2.01.08	Other	842,485	794,821
2.01.08.01	Other accounts payable	421,382	355,329
2.01.08.02	Deferred income and social contribution taxes	126,555	86,673
2.01.08.03	Profit sharing	0	0
2.01.08.04	Salaries payable	294,548	352,819
2.02	Noncurrent liabilities	8,553,964	8,701,736
2.02.01	Long-term liabilities	8,553,964	8,701,736
2.02.01.01	Loans and financing	6,207,778	6,347,033
2.02.01.02	Debentures	790,376	758,024
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	1,555,810	1,596,679
2.02.01.06.01	Reserve for contingencies	257,698	244,900
2.02.01.06.02	Deferred income and social contribution taxes	643,149	641,952
2.02.01.06.03	Other accounts payable	285,256	295,834
2.02.01.06.04	Employee benefits	369,707	413,993
2.02.02	Deferred income	0	0
2.03	Minority interest	2,828,434	2,766,475
2.04	Shareholders’ equity	10,654,763	9,964,638
2.04.01	Paid-up capital	7,810,453	7,810,453
2.04.02	Capital reserves	376,873	376,873
2.04.02.01	Monetary adjustment of capital	314	0
2.04.02.02	Investment grants	342,910	342,910
2.04.02.03	Special reserve - Law No. 8200/91	0	21,487
2.04.02.04	Other	33,183	12,476
2.04.02.05	Share premium	466	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	1,777,707	1,777,312
2.04.04.01	Legal	159,109	159,109
2.04.04.02	Statutory	1,618,598	1,618,203
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other	0	0
2.04.05	Retained earnings/accumulated deficit	689,730	0
2.04.06	Advances for future capital increase	0	0

07.01 - Consolidated Statement of Income (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/01/2007 to 3/31/2007	4 - 1/01/2007 to 3/31/2007	5 - 1/01/2006 to 3/31/2006	6 - 1/01/2006 to 3/31/2006
3.01	Gross sales and/or service revenues	7,507,101	7,507,101	6,616,947	6,616,947
3.02	Deductions	(1,020,114)	(1,020,114)	(1,002,959)	(1,002,959)
3.02.01	Taxes on sales	(573,001)	(573,001)	(629,998)	(629,998)
3.02.02	Freight and discounts	(447,113)	(447,113)	(372,961)	(372,961)
3.03	Net sales and/or service revenues	6,486,987	6,486,987	5,613,988	5,613,988
3.04	Cost of sales and/or services	(4,846,546)	(4,846,546)	(4,135,314)	(4,135,314)
3.05	Gross profit	1,640,441	1,640,441	1,478,674	1,478,674
3.06	Operating expenses/income	(494,136)	(494,136)	(324,018)	(324,018)
3.06.01	Selling expenses	(133,241)	(133,241)	(124,787)	(124,787)
3.06.02	General and administrative expenses	(395,402)	(395,402)	(436,957)	(436,957)
3.06.03	Financial	213,194	213,194	374,408	374,408
3.06.03.01	Financial income	243,825	243,825	298,808	298,808
3.06.03.02	Financial expenses	(30,631)	(30,631)	75,600	75,600
3.06.04	Other operating income	10,644	10,644	63,041	63,041
3.06.05	Other operating expenses	(5,053)	(5,053)	(2,495)	(2,495)
3.06.06	Equity in subsidiaries and affiliates	(184,278)	(184,278)	(197,228)	(197,228)
3.07	Income from operations	1,146,305	1,146,305	1,154,656	1,154,656
3.08	Nonoperating income (expenses)	(1,747)	(1,747)	11,846	11,846
3.08.01	Income	1,324	1,324	14,337	14,337
3.08.02	Expenses	(3,071)	(3,071)	(2,491)	(2,491)
3.09	Income before taxes and profit sharing	1,144,558	1,144,558	1,166,502	1,166,502
3.10	Provision for income and social contribution taxes	(256,894)	(256,894)	(258,368)	(258,368)
3.11	Deferred income tax	(14,184)	(14,184)	(70,528)	(70,528)
3.12	Profit sharing and contributions	(4,107)	(4,107)	(5,150)	(5,150)
3.12.01	Profit sharing	(4,107)	(4,107)	(5,150)	(5,150)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(179,643)	(179,643)	(152,441)	(152,441
3.15	Net income	689,730	689,730	680,015	680,015
	Number of shares (thousands), excluding treasury stock	662,523	662,523	443,153	443,153
	EARNINGS PER SHARE	1,04107	1,04107	1,53449	1,53449
	Loss per share

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)    3/31/2007        Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

003 98–0 GERDAU S.A.	33.611.500/0001-19

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Production and Sales

•                  The production of crude steel amounted to 4 million metric tons in the 1st quarter of 2007, 4.8% higher than the volume in the 4th quarter of 2006. The operations abroad accounted for 56% of this total whereas the units in Brazil contributed 44%.

•                  The production of rolled products in the 1st quarter amounted to 3.4 million metric tons, surpassing by 11.1% the volume in the last quarter of 2006.

Production	1st quarter	1st quarter	Variation	4th quarter	Variation
(1,000 metric tones)	2007	2006	1Q07/1Q06	2006	1Q07/4Q06
Crude Steel (slabs, blooms, & billets)
Brazil	1,764	1,737	1.6%	1,853	(4.8)%
North America	1,757	1,672	5.1%	1,518	15.8%
South America	371	242	52.9%	372	(0.4)%
Europe	117	71	65.3%	83	40.6%
Total	4,009	3,722	7.7%	3,826	4.8%
Rolled Products
Brazil	1,106	1,105	0.2%	1,107	(0.1)%
North America	1,761	1,584	11.2%	1,480	19.0%
South America	426	289	47.3%	406	4.8%
Europe	111	69	60.6%	71	55.3%
Total	3,404	3,047	11.7%	3,064	11.1%

•                  In comparison with the 1st quarter of 2006, the volumes in 2007 are affected by the acquisitions made during that year. The same applies to Europe when compared with the 4th quarter of 2006.

•                  Consolidated sales in the 1st quarter of 2007 totaled 4.1 million metric tons, representing a growth of 11.4% in relation to the 4th quarter of 2006. The operations abroad accounted for 61.1% of this volume whereas the units in Brazil, for the remaining 38.9%.

Consolidated Sales(1)	1st quarter	1st quarter	Variation	4th quarter	Variation
(1,000 metric tones)	2007	2006	1Q07/1Q06	2006	1Q07/4Q06
Brazil
Domestic market	995	980	1.5%	956	4.2%
Exports	596	627	(5.0)%	717	(16.9)%
Total	1,591	1,607	(1.0)%	1,673	(4.9)%
Abroad
North America	1,933	1,671	15.7%	1,507	28.3%
South America	456	334	36.8%	426	7.0%
Europe	113	73	54.1%	69	62.5%
Total	2,502	2,078	20.4%	2,002	25.0%
Consolidated Total	4,093	3,685	11.1%	3,675	11.4%

(1) Sales to subsidiaries are excluded.

•                  In Brazil, the good demand from long steel consumer segments, both the civil construction and the industrial segments, resulted in a 4.2% increase in sales to domestic customers in the 1st quarter of 2007 in relation to the 4th quarter of 2006.

•                  Exports, including shipments to subsidiaries, totaled 706,400 metric tons in the quarter, generating revenues of US$ 322.5 million.

•                  In North America, investments in infrastructure and in industrial building, together with the industry’s performance, resulted in an increase of 28.3% in sales of Gerdau Ameristeel.

•                  The growth of 62.5% in sales of Europe’s operation is influenced by the acquisition made at the end of 2006, which began to be consolidated in the 1st quarter of 2007.

Results

•                  Consolidated net sales revenue for the 1st quarter of 2007 was R$ 6.5 billion, which is 11.7% higher than in the 4th quarter of 2006. The better performance of the operations abroad and the increase in demand for the Company’s products in Brazil were the main drivers for the result reached in the period.

Net Revenue	1st quarter	1st quarter	Variation	4th quarter	Variation
(RS million)	2007	2006	1Q07/1Q06	2006	1Q07/4Q06
Brazil	2,523	2,479	1.8%	2,370	6.5%
North America	2,937	2,459	19.5%	2,563	14.6%
South America	682	477	42.9%	650	4.8%
Europe	345	199	73.2%	223	55.0%
Total	6,487	5,614	15.6%	5,806	11.7%

•                  Gross revenues from operations abroad, plus exports from Brazil, accounted for 70.6% of the consolidated net revenue in the 1st quarter of this year.

•                  Gross profit was R$ 1.6 billion in the 1st quarter of this year, with a consolidated gross margin of 25.3% in the period compared to 24% in the 4th quarter of 2006, which is mostly due to the dilution of fixed costs due to the increase in sales.

•                  Operating expenses (selling, general, and administrative) were reduced by 5% in the 1st quarter of 2007 in relation to the 4th quarter of 2006, totaling R$ 528.6 million. This reduction can be attributed to the drop in exports and smaller general and administrative expenses, especially in the operations abroad. Thus, its share in net sales revenue decreased from 9.6% to 8.2%.

•                  Cash flows provided by operations, measured by EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) totaled R$ 1.4 billion in the 1st quarter of this year, 25.8% higher than the amount in the last quarter of 2006. The EBITDA margin grew from 18.8% in the 4th quarter of 2006 to 21.2% in the 1st quarter of 2007 due to the lower cost of sales and the reduction in operating expenses.

EBITDA	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2007	2006	1Q07/1Q06	2006	1Q07/4Q06
Brazil	669	646	3.6%	651	2.9%
North America	515	382	34.9%	321	60.2%
South America	125	108	15.0%	90	38.4%
Europe	64	33	91.9%	30	114.6%
Total	1,373	1,169	17.4%	1,092	25.8%

•                  Net financial income (financial income minus financial expenses) of R$ 213.2 million was reported for the 1st quarter of 2007. Excluding revenues from appreciation of the Brazilian Real against the US dollar on the debt in foreign currency (R$ 168.8 million) and monetary variation expenses (R$ 5 million), net financial income totaled R$ 49.4 million in the quarter.

EBTDA	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2007	2006	1Q07/1Q06	2006	1Q07/4Q06
Gross profit	1,640	1,479	10.9%	1.393	17.8%
Selling expenses	(133)	(125)	6.8%	(136)	(2.4)%
General and administrative expenses	(395)	(437)	(9.5)%	(420)	(5.9)%
Depreciation and amortization	261	252	3.5%	255	2.3%
EBITDA	1,373	1,169	17.4%	1.092	25.8%
Net financial expenses (excluding monetary and exchange variations)	49	129	(62.0)%	79	(38.0)%
Exchange and monetary variations	164	246	(33.1)%	38	330.4%
EBTDA	1,586	1.544	2.7%	1.209	31.2%

•                  Contrary to the effect of the debt in foreign currency, investments abroad resulted in an equity in losses of R$ 184.3 million in the 1st quarter of 2007.

•                  Net income was R$ 869.4 million in the quarter, 8.4% higher than in the 4th quarter of 2006. Net margin was 13.4%.

Net income	1st quarter	1st quarter	Variation	4th quarter	Variation
(R$ million)	2007	2006	1Q07/1Q06	2006	1Q07/4Q06
Brazil	483	557	(13.4)%	558	(13.5)%
North America	277	195	41.9%	129	115.1%
South America	78	63	23.6%	60	30.0%
Europe	31	17	84.7%	55	(42.6)%
Total	869	832	4.4%	802	8.4%

Investments

•                  Investments in property, plant and equipment totaled US$ 381.9 million in the 1st quarter of 2007, intended mostly for the expansion of the installed capacity of Gerdau Açominas in Ouro Branco, Minas Gerais state.

•                  The operations in Brazil received the biggest portion of these investments, totaling US$ 269.7 million in the quarter. The units in North America absorbed US$ 54 million, the units in South America US$ 23.2 million, and the units in Europe the remaining US$ 35 million.

•                  In addition to the investments mentioned above, on March 28, 2007 Gerdau acquired the holding Grupo Feld, S.A. de C.V. with headquarters in Mexico City, for US$ 259 million. This company holds 100% of Siderúrgica Tultitlán, S.A. de C.V., Ferrotultitlán S.A. de C.V., and Arrendadora Valle de México, S.A. de C.V. Siderúrgica Tultitlán is located in the Mexico City metropolitan area and is a mini-mill that produces long steel (rebars and merchant bars) with an installed capacity of 350,000 metric tons of crude steel and 330,000 metric tons of rolled products. With the investment plan underway, which should be finished by the end of the current year, the mill’s production capacity will be 500,000 metric tons of steel and 430,000 metric tons of rolled products. Ferrotultitlán sells steel products and Arrendadora Valle de México is a real estate company whose assets include the land and buildings of Siderúrgica Tultitlán.

Financial Liabilities

•                  As of March 31, 2007, net debt (loans and financings, plus debentures, minus cash and marketable securities) was R$ 3.4 billion, 10.9% higher than as  of December 31, 2006. Although gross debt has reduced 4.3%, cash reduced even more
(-12.2%) due to the payment in March for the acquisition in Mexico.

•                  Considering only the gross debt (loans and financings plus debentures), 19.3% was current (R$ 1.7 billion) and 80.7% long-term (R$ 7 billion).

•                  At the end of March, 29.4% of the gross debt was in local currency, 47.6% in foreign currency contracted by the companies in Brazil, and 23% in different currencies contracted by the foreign subsidiaries.

•                  Cash and temporary cash investments as of March 31 totaled R$ 5.2 billion, of which R$ 2.2 billion (41.1%) was indexed to foreign currencies, principally the US dollar.

Debt (R$ million)	3/31/2007	3/31/2006	12/31/2006
Short-term
Local currency (Brazil)	536	245	503
Foreign currency (Brazil)	490	400	576
Companies abroad	651	809	882
Total	1,677	1,454	1,961
Long-term
Local currency (Brazil)	2,014	1,717	2,010
Foreign currency (Brazil)	3,638	3,276	3,683
Companies abroad	1,346	1,504	1,412
Total	6,998	6,497	7,105
Gross debt	8,675	7,951	9,066
Cash and temporary cash investments	5,238	5,539	5,967
Net debt	3,437	2,412	3,099

The main debt-related indicators for the Gerdau companies at the end of March were as follows:

Indicators	3/31/2007		3/31/2006		12/31/2006
Net debt / Total net capitalization	20.3%		18.5%		19.6%
Gross debt / EBITDA(1)	1.6	x	1.7	x	1.7	x
Net debt / EBITDA(1)	0.6	x	0.5	x	0.6	x

(1) - Accumulated in the last 12 months

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 - Federal Corporate Registration Number (CNPJ)
00398-0	GERDAU S.A.	33.611.500/0001 -19

09.01 - Investments in Subsidiaries and/or Affiliates

1 - ITEM	2 - COMPANY NAME	3 - Federal Corporate Registration Number (CNPJ)	4 - CLASSIFICATION	5 - % OF INVESTEES’ CAPITAL	6 - % OF SHAREHOLDERS’ EQUITY OF INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES FOR THE QUARTER (THOUSANDS)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (THOUSANDS)

01	GERDAU INTERNACIONAL EMPREEND. LTDA.	87.040.598/0001 -20	PRIVATELY-HELD SUBSIDIARY	72.08	27.17
COMMERCIAL, INDUSTRIAL AND OTHER		1,919,769			1,919,769

02	GERDAU AÇOMINAS S.A.	17.227.422/0001 -05	PRIVATELY-HELD SUBSIDIARY	89.35	30.53
COMMERCIAL, INDUSTRIAL AND OTHER		160,712			160,712

03	GERDAU AÇOS LONGOS S.A.	07.358.761 /0001 -69	PRIVATELY-HELD SUBSIDIARY	89.35	28.56
COMMERCIAL, INDUSTRIAL AND OTHER		160,712			160,712

10.01 - Characteristics of Public or Private Issue of Debentures

1 – ITEM	01
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	DCA-82/018
4 - CVM REGISTRATION DATE	7/29/1982
5 - ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1982
9 - MATURITY DATE	6/1/2011
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI (interbank deposit rate)
12 - PREMIUM/DISCOUNT
13 – FACE VALUE (reais)	187.53
14 - ISSUED AMOUNT (thousands of reais)	13,502
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	72,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,649
17 - TREASURY DEBENTURES (UNIT)	26,351
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2011

1 – ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	DCA-82/019
4 - CVM REGISTRATION DATE	8/11 /1982
5 - ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1982
9 - MATURITY DATE	6/1/2011
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI
12 - PREMIUM/DISCOUNT
13 – FACE VALUE (reais)	187.53
14 - ISSUED AMOUNT (thousands of reais)	13,502
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	72,000
16 - OUTSTANDING DEBENTURES (UNIT)	9,969
17 - TREASURY DEBENTURES (UNIT)	62,031
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2011

1 – ITEM	03
2 - ORDER NUMBER	07
3 - CVM REGISTRATION NUMBER	DCA-82/024
4 - CVM REGISTRATION DATE	2/8/1982
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	7/1/1982
9 - MATURITY DATE	7/1/2012
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI
12 - PREMIUM/DISCOUNT
13 – FACE VALUE (reais)	187.53
14 - ISSUED AMOUNT (thousands of reais)	12,827
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	68,400
16 - OUTSTANDING DEBENTURES (UNIT)	13,727
17 - TREASURY DEBENTURES (UNIT)	54,673
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	7/1/2012

1 – ITEM	04
2 - ORDER NUMBER	08
3 - CVM REGISTRATION NUMBER	DCA-82/004
4 - CVM REGISTRATION DATE	12/23/1982
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	11/1/1982
9 - MATURITY DATE	5/2/2013
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	187.53
14 - ISSUED AMOUNT (thousands of reais)	33,749
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	179,964
16 - OUTSTANDING DEBENTURES (UNIT)	139,510
17 - TREASURY DEBENTURES (UNIT)	40,454
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	5/2/2013

1 – ITEM	05
2 - ORDER NUMBER	09
3 - CVM REGISTRATION NUMBER	DCA-83/044
4 - CVM REGISTRATION DATE	8/8/1983
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 – DATE OF ISSUANCE	5/1/1983
9 - MATURITY DATE	9/1/2014
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI
12 - PREMIUM/DISCOUNT
13 – FACE VALUE (reais)	187.53
14 - ISSUED AMOUNT (thousands of reais)	23,561
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	125,640
16 - OUTSTANDING DEBENTURES (UNIT)	107,447
17 - TREASURY DEBENTURES (UNIT)	18,193
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	9/1/2014

1 – ITEM	06
2 - ORDER NUMBER	11
3 - CVM REGISTRATION NUMBER	DEB-90/041
4 - CVM REGISTRATION DATE	9/3/1990
5 - ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1990
9 - MATURITY DATE	6/1/2020
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI
12 - PREMIUM/DISCOUNT
13 – FACE VALUE (reais)	707.69
14 - ISSUED AMOUNT (thousands of reais)	53,077
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	75,000
16 - OUTSTANDING DEBENTURES (UNIT)	34,427
17 - TREASURY DEBENTURES (UNIT)	40,573
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2020

1 – ITEM	07
2 - ORDER NUMBER	11
3 - CVM REGISTRATION NUMBER	DEB-91/004
4 - CVM REGISTRATION DATE	1/8/1991
5 - ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1990
9 - MATURITY DATE	6/1/2020
10 - TYPE OF DEBENTURE	Non-preferred
11 - CONDITION OF YIELD IN EFFECT	100% of the CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	707.69
14 - ISSUED AMOUNT (thousands of reais)	53,077
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	75,000
16 - OUTSTANDING DEBENTURES (UNIT)	10,374
17 - TREASURY DEBENTURES (UNIT)	64,626
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2020

16.01 - OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT

Corporate Governance – Level 1

In compliance with the Regulation of Differentiated Corporate Governance Practices (Level 1), the tables below show the ownership interest of the shareholders holding more than 5% by type and class, either directly or indirectly, including individuals.

POSITION AT 03/31/2007
GERDAU S.A. - Federal Corporate Registration Number (CNPJ) 33.611.500/0001-19	In units

	Common Shares		Preferred Shares		Total
Shareholder	Number of	%	Number of	%	Number of	%
METALURGICA GERDAU S/A	175.393.446	75,73	109.421.797	25,10	284.815.243	42,66
STA. FELICIDADE IMP. E EXP. PRODUTOS SIDERÚRGICOS LT	—	—	14.317.722	3,28	14.317.722	2,14
BNDESPAR PART SA BNDESPAR	17.104.761	7,39	6.004.882	1,38	23.109.643	3,46
OTHER	39.108.801	16,89	301.171.502	69,08	340.280.303	50,97
?TREASURY SHARES	—	—	5.070.138	1,16	5.070.138	0,76
Total	231.607.008	100,00	435.986.041	100,00	667.593.049	100,00

METALÚRGICA GERDAU S/A - Federal Corporate Registration Number (CNPJ) 92.690.783/0001-09	In units

	Common Shares		Preferred Shares		Total
Shareholder	Number of	%	Number of	%	Number of	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	18.294.979	29,33	—	—	18.294.979	9,78
GRUPO GERDAU EMPREENDIMENTOS LTDA	15.951.171	25,57	7.896	0,01	15.958.996	8,53
GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA	3.618.699	5,80	—	—	3.618.699	1,93
FUNDO PARTICIPAÇÃO SOCIAL FPS	1.008.891	1,62	9.200.000	7,37	12.920.891	6,90
CLUBE DE INVESTIMENTO 99	787.048	1,26	8.003.457	6,42	8.790.505	4,70
OTHER	22.715.804	36,42	104.412.731	83,70	127.128.535	66,49
?TREASURY SHARES	—	—	3.129.100	2,51	3.129.100	1,67
Total	62.376.592	100,00	124.753.184	100,00	187.129.776	100,00

SANTA FELICIDADE COM., IMP. E EXP. DE PRODUTOS SIDERÚRGICOS LTDA - Federal Corporate Registration Number (CNPJ) 78.566.288/0001	In units

	Total
Member	Amount of shares	%
METALURGICA GERDAU S/A	550.893.875	100,00
GRUPO GERDAU EMPREENDIMENTOS LTDA	150	0,00
SUM	550.894.025	100,00
OTHER	—	0,00
Total	550.894.025	100,00

INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A - Federal Corporate Registration Number (CNPJ) 92.690.817/0001-57	In units

	Common Shares		Preferred Shares		Total
Shareholder	Number of	%	Number of	%	Number of	%
CINDAC - EMPREEND.E PART.S/A	468.383.161	100,00	936.766.147	100,00	1.405.149.308	100,00
OTHER	—	—	175	0,00	175	0,00
Total	468.383.161	100,00	936.766.322	100,00	1.405.149.483	100,00

GRUPO GERDAU EMPREENDIMENTOS LTDA - Federal Corporate Registration Number (CNPJ) 87.153.730/0001-00	In units

	Total
Member	Amount of shares	%
INDAC - INDUSTRIA, ADMINISTRAÇÃO E COMÉRCIO S.A.	64.130.258	55,70
AÇOTER PARTICIPAÇÕES LTDA	36.405.773	31,62
OTHER	14.606.969	12,69
Total	115.143.000	100,00

GRUPO GERDAU EMPREENDIMENTOS LTDA - Federal Corporate Registration Number (CNPJ) 89.558.555/0001-00	In units

	Total
Member	Amount of shares	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	237.952.482	100,00
OTHER	225	0,00
Total	237.952.707	100,00

AÇOTER PARTICIPAÇÕES LTDA - Federal Corporate Registration Number (CNPJ) 02.290.525/0001-34	In units

	Total
Member	Amount of shares	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	17.266.860	28,61
GERSUL - EMPREENDIMENTOS IMOBILIÁRIOS LTDA	43.083.136	71,39
OTHER	4	0,00
Total	60.350.000	100,00

CINDAC - EMPREENDIMENTOS E PARTICIPAÇÕES S/A - Federal Corporate Registration Number (CNPJ) 89.550.883/0001-17	In units

	Common Shares		Preferred Shares		Total
Shareholder	Number of	%	Number of	%	Number of	%
STICHTING GERDAU JOHANNPETER	202.154.204	100,00	—		202.154.204	100,00
Total	202.154.204	100,00	—		202.154.204	100,00

STICHTING GERDAU JOHANNPETER

•  Nationality: Dutch

Name of Manager and Beneficiaries	Ownership Condition	Percentage Ownership
GERMANO HUGO GERDAU JOHANNPETER	- Manager and Beneficiary	25,00
KLAUS GERDAU JOHANNPETER	- Manager and Beneficiary	25,00
JORGE GERDAU JOHANNPETER	- Manager and Beneficiary	25,00
FREDERICO CARLOS GERDAU JOHANNPETER	- Manager and Beneficiary	25,00
Total		100,00

In compliance with the Regulations of Differentiated Corporate Governance Practices (Level 1), the tables below show the number and characteristics of the shares issued by the Company and which are held, directly or indirectly, by the Controlling Shareholder, Management, and Members of the Fiscal Council and the Board of Directors.

- POSITION AT 03/31/2007
GERDAU S.A. - Federal Corporate Registration Number (CNPJ) 33.611.500/0001-19	In units

	Common		Preferred
Shareholder	Shares	%	Shares	%	Total	%
Controlling Shareholder	183.009.969	79,02	138.577.367	31,78	321.587.336	48,17

Managers
Board of Directors	—	—	39.680	0,01	39.680	0,01
Executive Officers	50.561	0,02	526.274	0,12	576.835	0,09

Board of Auditors	—	—	350	0,00	350	0,00

Treasury Shares	—	—	5.070.138	1,16	5.070.138	0,76

Other Shareholders	48.546.478	20,96	291.772.232	66,92	340.318.710	50,98

Total	231.607.008	100,00	435.986.041	100,00	667.593.049	100,00

Outstanding Shares in the Market	48.546.478	20,96	291.772.582	66,92	340.319.060	50,98

- POSITION AT 03/31/2006
GERDAU S.A. - Federal Corporate Registration Number (CNPJ) 33.611.500/0001-19

	Common		Preferred
Shareholder	Shares	%	Shares	%	Total	%
Controlling Shareholder	122.002.500	79,01	83.476.572	28,72	205.479.072	46,17

Managers
Board of Directors	—	—	26.452	0,01	26.452	0,01
Executive Officers	11.769	0,01	250.596	0,09	262.365	0,06

Board of Auditors	—	—	234	0,00	234	0,00

Treasury Shares	—	—	1.909.104	0,66	1.909.104	0,43

Other Shareholders	32.390.403	20,98	204.994.403	70,53	237.384.806	53,34

Total	154.404.672	100,00	290.657.361	100,00	445.062.033	100,00

Outstanding Shares in the Market	32.390.403	20,98	204.994.637	70,53	237.385.040	53,34

In compliance with the Regulations for Differentiated Corporate Governance Practices (Level 1), the tables below show the number of outstanding shares in the market and their percentage in relation to total shares issued.

- POSITION AT 03/31/2007
GERDAU S.A. - Federal Corporate Registration Number (CNPJ) 33.611.500/0001-19	In units

	Common		Preferred
Shareholder	Shares	%	Shares	%	Total	%
Controlling Shareholder	183.009.969	79,02	138.577.367	31,78	321.587.336	48,17

Managers
Board of Directors	—	—	39.680	0,01	39.680	0,01
Executive Officers	50.561	0,02	526.274	0,12	576.835	0,09

Board of Auditors	—	—	350	0,00	350	0,00

Treasury Shares	—	—	5.070.138	1,16	5.070.138	0,76

Other Shareholders	48.546.478	20,96	291.772.232	66,92	340.318.710	50,98

Total	231.607.008	100,00	435.986.041	100,00	667.593.049	100,00

Outstanding Shares in the Market	48.546.478	20,96	291.772.582	66,92	340.319.060	50,98

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of

Gerdau S.A.

Porto Alegre – RS

1.     We have peformed a special review of the accompanying interim financial statements  (ITR) of Gerdau S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of March 31, 2007, the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and  prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.     Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.     Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.     Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The accompanying individual and consolidated statements of cash flows and value added for the quarter ended March 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic interim financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to this supplemental information for it to be fairly stated in all material respects in relation to the interim financial statements for the quarter ended March 31, 2007 taken as a whole.

5.     The individual and consolidated balance sheets as of December 31, 2006 and the individual and consolidated statements of income, cash flows, and value added for the quarter ended March 31, 2006, presented for comparative purposes, were audited and reviewed by other independent auditors who issued an unqualified audit opinion and an unqualified review report, dated February 26, 2007 and May 3, 2006, respectively.

6.     The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Porto Alegre, May 2, 2007

DELOITTE TOUCHE TOHMATSU	Fernando Carrasco
Auditores Independentes	Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE 00398-0	2 - COMPANY NAME GERDAU S.A.	3 - Federal Corporate Registration Number (CNPJ)
33.611.500/0001-19

CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company mail address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS	1
01	05	CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND alterations DURING THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE INTERIM FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER	50
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	52
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	53
07	01	CONSOLIDATED STATEMENT OF INCOME	55
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE	57
09	01	INVESTMENTS IN SUBSIDIARY AND/OR AFFILIATES	62
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURE	63
16	01	OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT	70
17	01	INDEPENDENT ACCOUNTANTS’ REVIEW REPORT	74
		GERDAU INTERNACIONAL EMPREEND. LTDA.
		GERDAU AÇOMINAS S.A.
		GERDAU AÇOS LONGOS S.A.	75